SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA

(Translation of registrant’s name into English)

Else-Kröner Strasse 1

61346 Bad Homburg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 –             .

FRESENIUS MEDICAL CARE AG & Co. KGaA

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Interim Report of Financial Condition and Results of Operations for the three months ended March 31, 2012 and 2011

Financial Condition and Results of Operations	1
Balance Sheet Structure	15
Outlook	15
Financial Statements
Consolidated Statements of Income	16
Consolidated Statements of Comprehensive Income	17
Consolidated Balance Sheets	18
Consolidated Statements of Cash Flows	19
Consolidated Statement of Shareholders’ Equity	20
Notes to Consolidated Financial Statements	21
Quantitative and Qualitative Disclosures About Market Risk	49
Controls and Procedures	50
OTHER INFORMATION
Legal Proceedings	51
Exhibits	52
Signatures	53
EX-31.1
EX-31.2
EX-32.1
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

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FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA,” or the “Company”) and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2011, as amended. In this Report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated, and future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained elsewhere in this report. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors that could cause actual results to differ from our projected results include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our complete products and services portfolio, including the expanded United States Medicare reimbursement system for dialysis services;

•	changes in utilization patterns for pharmaceuticals and in our costs of purchasing pharmaceuticals;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations;

•	the impact of recently enacted and possible future health care reforms;

•	product liability risks;

•	the outcome of ongoing potentially material litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products;

•	changes in raw material and energy costs; and

•	the financial stability and liquidity of our governmental and commercial payors.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Important factors that could contribute to such differences are noted in this section below and in Note 11 of the Notes to Consolidated Financial Statements (Unaudited), “Commitments and Contingencies” and in our Annual Report on Form 20-F for the year ended December 31, 2011 under “Risk Factors” and elsewhere in that report.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5, “Operating and Financial Review and Prospects – Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2011.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also provide inpatient dialysis services and other services under contract to hospitals. We estimate that providing dialysis services and distributing dialysis products and equipment represents a worldwide market of approximately $75 billion with expected annual worldwide market growth of around 4%, adjusted for currency. Patient growth results from factors such as the aging population and increased life expectancies; shortage of donor organs for kidney transplants; increasing incidence and better treatment of and survival of patients with diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced, and after the implementation of the case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease healthcare costs, reimbursement rate increases have historically been limited. Our ability to influence the pricing of our services is limited.

With the enactment of Medicare Improvements for Patients and Providers Act of 2008 (“MIPPA”) in 2008, Congress mandated the development of an expanded ESRD bundled payment system for services furnished on or after January 1, 2011. On July 26, 2010, Centers of Medicare and Medicaid Services (“CMS”) published a final rule implementing the ESRD PPS for ESRD dialysis facilities in accordance with MIPPA. Under the prospective payment system, CMS reimburses dialysis facilities with a single payment for each dialysis treatment, inclusive of (i) all items and services included in the former composite rate, (ii) oral vitamin D analogues, oral levocarnitine (an amino acid derivative) and all ESAs and other pharmaceuticals (other than vaccines) furnished to ESRD patients that were previously reimbursed separately under Part B of the Medicare program, (iii) most diagnostic laboratory tests and (iv) certain other items and services furnished to individuals for the treatment of ESRD. ESRD-related drugs with only an oral form will be reimbursed under the ESRD PPS starting in January 2014 with an adjusted payment amount to be determined by the Secretary of Health and Human Services to reflect the additional cost to dialysis facilities of providing these medications. The initial ESRD PPS base reimbursement rate was set at $229.63 per dialysis treatment. The base ESRD PPS payment is subject to case

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

mix adjustments that take into account individual patient characteristics (e.g., age, body surface area, body mass, time on dialysis) and certain co-morbidities. The base payment is also adjusted for (i) certain high cost patient outliers due to unusual variations in medically necessary care, (ii) disparately high costs incurred by low volume facilities relative to other facilities, (iii) provision of home dialysis training and (iv) wage-related costs in the geographic area in which the provider is located.

The ESRD PPS will be phased in over four years with full implementation for all dialysis facilities on January 1, 2014. However, providers were required to elect in November 2010 whether to become fully subject to the new system starting in January 2011 or to participate in the phase-in. As part of the base payment for 2011, CMS included a negative 3.1 percent adjustment for each facility in order to ensure a budget-neutral transition, the “Transition Adjuster”, based on its estimation that only 43% of dialysis facilities would elect to participate fully in the ESRD PPS in 2011. In April 2011, however, CMS reduced the Transition Adjuster to zero percent for the remainder of 2011, based on the actual number of facilities that elected to fully participate in the ESRD PPS. CMS retained a zero percent Transition Adjuster for 2012 as well.

Beginning in 2012, the ESRD PPS payment amount is subject to annual adjustment based on increases in the costs of a “market basket” of certain healthcare items and services less a productivity adjustment. On November 10, 2011, CMS published a final rule finalizing the 2012 ESRD PPS rate. In the rule, CMS established the 2012 productivity adjusted market basket update at 2.1 percent, which was based on a market basket update of 3.0 percent less a productivity adjustment of 0.9 percent. Additionally, CMS set the 2012 wage index budget-neutrality adjusted base rate of $234.81 per treatment.

The ESRD PPS’s quality incentive program (“QIP”), initially focusing on anemia management and dialysis adequacy, affects payments starting January 1, 2012. Dialysis facilities that fail to achieve the established quality standards will have payments reduced by up to 2%, based on performance in 2010 as an initial performance period. In the November 2011 final rule, CMS established the quality measures for payment year 2013, which will once again focus on anemia management and dialysis adequacy. The 2013 measures will be based on performance in 2011. For 2014, CMS has adopted four additional measures to determine whether dialysis patients are receiving high quality care. The new measures include (i) prevalence of catheter and A/V fistula use; (ii) reporting of infections to the Centers for Disease Control and Prevention; (iii) administration of patient satisfaction surveys; and (iv) monthly monitoring of phosphorus and calcium levels. For a discussion of the impact of ESRD PPS and the above implementation plan on our business, see “– Financial Condition and Results of Operations in our Annual Report on Form 20-F for the year ended December 31, 2011.”

The Patient Protection and Affordable Care Act was enacted in the United States on March 23, 2010 and subsequently amended by the Health Care and Educational Affordability Reconciliation Act (as amended, “ACA”). ACA implements broad healthcare system reforms, including (i) provisions to facilitate access to affordable health insurance for all Americans, (ii) expansion of the Medicaid program, (iii) an industry fee on pharmaceutical companies that began in 2011 based on sales of brand name pharmaceuticals to government healthcare programs, (iv) a 2.3% excise tax on manufacturers’ medical device sales starting in 2013, (v) increases in Medicaid prescription drug rebates effective January 1, 2010, (vi) commercial insurance market reforms that protect consumers, such as bans on lifetime and annual limits, coverage of pre-existing conditions, limits on administrative costs, and limits on waiting periods, (vii) provisions encouraging integrated care, efficiency and coordination among providers and (viii) provisions for reduction of healthcare program waste and fraud. ACA does not modify the dialysis reimbursement provisions of MIPPA. ACA’s medical device excise tax, Medicaid drug rebate increases and annual pharmaceutical industry fees will adversely impact our product business earnings and cash flows. We expect long-term modest favorable impact from potentially both the ACA’s and CMS’s integrated care and commercial insurance consumer protection provisions.

On August 2, 2011 the U.S. Budget Control Act of 2011 (“Budget Control Act”) was enacted, which raised the United States’ debt ceiling and put into effect a series of actions for deficit reduction. In addition, the Budget Control Act created a 12-member Congressional Joint Select Committee on Deficit Reduction that was tasked

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

with proposing additional revenue and spending measures to achieve additional deficit reductions of at least $1.5 trillion over ten years, which could include reductions in Medicare and Medicaid. The Joint Congressional Committee failed to make recommendations to Congress by the November 23, 2011 deadline established by the Budget Control Act. As a result of this failure, and unless Congress acts in some other fashion, automatic across the board reductions in spending of $1.2 trillion over nine fiscal years (fiscal years 2013-2021) will be triggered on January 2, 2013. The President has stated that he will veto any legislation that would repeal the automatic budget cuts without a bipartisan solution to deficit reduction. Medicare payments to providers and suppliers would be subject to the triggered reductions, but any such reductions will be capped at 2% annually. Any such reductions would be independent of annual inflation update mechanisms, such as the market basket update pursuant to the ESRD PPS.

Our plans to mitigate the impact of the ESRD PPS and the other legislative initiatives referenced above include two broad measures. First, we are working with medical directors and treating physicians to make clinical protocol changes used in treating patients consistent with the QIP and good clinical practices, and are negotiating pharmaceutical acquisition cost savings. In addition, we are seeking to achieve greater efficiencies and better patient outcomes by introducing new initiatives to improve patient care upon initiation of dialysis, increase the percentage of patients using home therapies and achieve additional cost reductions in our clinics.

Any significant decreases in Medicare reimbursement rates could have material adverse effects on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. To the extent that increases in operating costs that are affected by inflation, such as labor and supply costs, are not fully reflected in a compensating increase in reimbursement rates, our business and results of operations may be adversely affected.

Effective February 15, 2011, the Department of Veterans Affairs (“VA”) adopted payment rules which reduce its payment rates for non-contracted dialysis services to coincide with those of the Medicare program. As a result of the enactment of these new rules, we have experienced variability in our aggregated VA reimbursement rates for contracted, non-contracted services and volume of VA patients treated in our facilities and anticipate this to continue in the future.

We have identified three operating segments, North America, International, and Asia-Pacific. For reporting purposes, we have aggregated the International and Asia-Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities (See Note 13 – “Business Segment and Corporate

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Information” in the Notes to the unaudited Consolidated Financial Statements found elsewhere in this report). Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. In addition, certain revenues, acquisitions and intangible assets are not allocated to a segment but are accounted for as “corporate.” Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months ended March 31,
	2012	2011
	(in millions)
Total revenue
North America	$2,108	$1,927
International	1,136	1,055
Corporate	8	4

Totals	3,252	2,986

Inter-segment revenue
North America	3	2
International	—	—

Totals	3	2

Total net revenue
North America	2,105	1,925
International	1,136	1,055
Corporate	8	4

Totals	3,249	2,984

Amortization and depreciation
North America	72	68
International	43	41
Corporate	28	27

Totals	143	136

Operating income
North America	348	312
International	195	171
Corporate	(40)	(38)

Totals	503	445

Investment gain	127	—
Interest income	20	10
Interest expense	(119)	(82)
Income tax expense	(137)	(124)

Net Income	394	249
Less: Net Income attributable to Noncontrolling interests	(24)	(28)

Net Income attributable to shareholders of FMC-AG & Co. KGaA	$370	$221

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Consolidated Financials

	Key Indicators for Consolidated Financial Statements
	For the three months ended March 31,		Change in %
	2012	2011	as reported	at constant exchange rates (1)
Number of treatments	9,212,646	8,174,842	13%
Same market treatment growth in %	3.8%	4.3%
Revenue in $ million	3,249	2,984	9%	10%
Gross profit as a % of revenue	32.9%	31.8%
Selling, general and administrative costs as a % of revenue	17.0%	16.2%
Net income attributable to shareholders of FMC-AG & Co. KGaA in $ million	370	221	68%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures – Constant currency” below.

Treatments increased by 13% for the first quarter of 2012 as compared to the same period in 2011. The increase is due to contributions from acquisitions (8%), same market treatment growth (4%) and one additional dialysis treatment day (1%).

At March 31, 2012, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 3,119 clinics compared to 2,769 clinics at March 31, 2011. During the first quarter of 2012, we acquired 232 clinics (net of divested clinics for the Liberty Acquisition discussed below) opened 12 clinics and combined or closed (23) clinics. The number of patients treated in clinics that we own, operate or manage (excluding patients of clinics managed but not consolidated in the U.S.) increased by 17% to 253,041 at March 31, 2012 from 216,942 at March 31, 2011. Including 21 clinics managed but not consolidated in the U.S., the total number of patients was 254,646.

Net revenue increased by 9% (10% at constant exchange rates) for the first quarter of 2012 over the comparable period in 2011, due to growth in both dialysis care and dialysis products revenues.

Net dialysis care revenue increased by 11% (12% at constant exchange rates) to $2,478 million for the first quarter of 2012 from $2,233 million in the same period of 2011, mainly due to contributions from acquisitions (9%), growth in same market treatments (4%) and one additional dialysis treatment day (1%), partially offset by decreases in revenue per treatment (2%) and a negative effect from exchange rate fluctuations (1%).

Dialysis product revenue increased by 3% (5% at constant exchange rates) to $771 million from $751 million in the same period of 2011, driven by increased sales of hemodialysis products, especially of machines and products for acute treatments. This was partially offset by lower sales of renal pharmaceuticals.

The increase in gross profit margin mainly reflects an increase in gross profit margin for North America. The increase in North America was due to higher revenue per treatment associated with Medicare and expanded service offerings as well as the impact of the Liberty Acquisition, partially offset by higher personnel expenses.

Selling, general and administrative (“SG&A”) expenses increased to $553 million in the first quarter of 2012 from $484 million in the same period of 2011. SG&A expenses as a percentage of revenues increased to 17.0% for the first quarter of 2012 in comparison with 16.2% during the same period of 2011 attributable to an increase in North America, partially offset by a decrease in International. The increase in North America was largely due to higher personnel expenses and to one time costs related to the Liberty Acquisition (as explained below). The decrease in International was driven by foreign exchange gains, reduced acquisition costs and business growth in Asia, mainly China, partially offset by increased bad debt expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Gains from the sale of our clinics were $9 million as a result of the sale of 15 legacy clinics as a condition of regulatory approval for the Liberty Acquisition as of March 31, 2012. The effects of this gain partially offset the Liberty Acquisition cost described above.

R&D expenses increased to $29 million in the first quarter of 2012 as compared to $26 million in the same period in 2011 and remained unchanged as a percentage of revenue at 0.9%.

Income from equity method investees decreased to $5 million for the first quarter of 2012 from $8 million for the same period of 2011 mainly due to reduced income from Vifor-Fresenius Medical Care Renal Pharma Ltd. (“VFMCRP”), our renal pharmaceuticals joint venture.

Operating income increased to $503 million in the first quarter of 2012 from $445 million for the same period in 2011. Operating income margin increased to 15.5% for the first quarter of 2012 from 14.9% for the same period in 2011 mainly as a result of an increase in gross profit margin and the gain from the sale of clinics, partially offset by the increase in SG&A expense as a percent of revenue and lower income from equity method investees, all as discussed above.

The non-taxable investment gain of $127 million, subject to the finalization of acquisition accounting, is due to our acquisition of Liberty Dialysis Holdings, Inc. (“LD Holdings”), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the “Liberty Acquisition”). The acquisition coupled with our previously held 49% non-controlling interest in Renal Advantage Partners, LLC represents a business combination. As such, our previous non-controlling interest is measured at its fair value, which resulted in the non-taxable gain. Additionally, we acquired 263 dialysis clinics and we are required to divest a total of 62 clinics to obtain regulatory approval. During the period we sold 49 clinics, 34 of which were acquired clinics and 15 were legacy clinics. The remaining 13 clinics required for divestiture are expected to be sold in the second quarter of 2012.

Interest expense increased by 45% to $119 million for the first quarter of 2012 from $82 million for the same period in 2011 mainly as a result of increased debt.

Income tax expense increased to $137 million for the first quarter of 2012 from $124 million for the same period in 2011. The effective tax rate decreased to 25.8% from 33.3% for the same period of 2011 as a result of a nontaxable investment gain occurring during the first quarter of 2012.

Net income attributable to shareholders of FMC-AG & Co. KGaA for the first quarter of 2012 increased to $370 million from $221 million for the same period in 2011 as a result of the combined effects of the items discussed above.

We employed 82,979 people (full-time equivalents) as of March 31, 2012 compared to 74,844 as of March 31, 2011, an increase of 10.9%, primarily due to overall growth in our business and acquisitions.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Key Indicators for North America Segment
	For the three months ended March 31,		Change in %
	2012	2011
Number of treatments	5,745,986	5,241,652	10%
Same market treatment growth in %	3.4%	3.7%
Revenue in $ million	2,105	1,925	9%
Depreciation and amortization in $ million	72	68	6%
Operating income in $ million	348	312	11%
Operating income margin in %	16.5%	16.2%

Revenue

Treatments increased by 10% for the first quarter of 2012 as compared to the same period in 2011 mostly due to contributions from acquisitions (5%), same market growth (3%) and one additional dialysis treatment day (2%). At March 31, 2012, 161,656 patients (a 17% increase over the same period in the prior year) were being treated in the 2,053 clinics that we own or operate in the North America segment, compared to 138,392 patients treated in 1,823 clinics at March 31, 2011. Average North America revenue per treatment, before bad debt expense, was $345 for the first quarter of 2012 and $340 for the same period in 2011. In the U.S., the average revenue per treatment was $353 for the first quarter of 2012 in comparison to $348 for the same period in 2011. The increase was influenced by a number of factors. In the quarter, we saw an increase in the Medicare reimbursement from both the removal Transition Adjustor and the updated Medicare reimbursement rate which came into effect in January 2012. In addition, the rate has increased due to the further development of our expanded service offering and a modest increase in commercial rates. This improvement was partially offset by a reduction in the rates we charge the Veterans Administration and the impact of our pharmaceutical protocol changes on non-bundled commercial rates.

Net revenue for the North America segment for the first quarter of 2012 increased in comparison to the same period of 2011 as a result of a 11% increase in net dialysis care revenue to $1,918 million from $1,730 million in the same period of 2011, partially offset by a 4% decrease in dialysis product revenue to $187 million from $195 million in the first quarter of 2011.

The net dialysis care revenue increase was driven by contributions from acquisitions (8%), growth in same market treatments (3%), and one additional dialysis treatment day (1%) and partially offset by decreases in revenue per treatment (1%).

The dialysis product revenue decrease was driven by lower sales of renal pharmaceuticals.

Operating Income

Operating income increased to $348 million for the first quarter of 2012 from $312 million for the same period in 2011. Operating income margin increased to 16.5% for the first quarter of 2012 from 16.2% for the same period in 2011, mainly due to increases in Medicare reimbursement and the further development of our expanded service offerings as discussed above, a gain from the sale of our clinics and the positive impact of Liberty, partially offset by higher personnel expenses, acquisition costs related to Liberty and lower income from equity method investees due to income from the VFMCRP joint venture. The cost per treatment for North America decreased to $280 for the first quarter of 2012 from $282 in the same period of 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

International Segment

	Key Indicators for International Segment
	For the three months ended March 31,		Change in %
	2012	2011	as reported	at constant exchange rates (1)
Number of treatments	3,466,660	2,933,190	18%
Same market treatment growth in %	4.6%	5.6%
Revenue in $ million	1,136	1,055	8%	12%
Depreciation and amortization in $ million	43	41	6%
Operating income in $ million	195	171	14%
Operating income margin in %	17.2%	16.2%

(1)	For further information on “at constant exchange rates,” see “Non-U.S. GAAP Measures – Constant currency” below.

Revenue

Treatments increased by 18% in the first quarter of 2012 over the same period in 2011 mainly due to contributions from acquisitions (13%), same market growth (5%), changes in the dialysis treatment days (1%), partially offset by the effect of closed or sold clinics (1%). As of March 31, 2012, we had 91,385 patients (an 16% increase over the same period of the prior year) being treated at the 1,066 clinics that we own, operate or manage in the International segment compared to 78,550 patients treated at 946 clinics at March 31, 2011. Average revenue per treatment for the first quarter of 2012 decreased to $161 in comparison with $172 for the same period of 2011 due to the weakening of local currencies against the U.S. dollar ($8) as well as decreased reimbursement rates and changes in country mix ($3).

Net revenues for the International segment for the first quarter of 2012 increased by 8% (12% increase at constant exchange rates) as compared to the same period in 2011 as a result of increases in both dialysis care and dialysis product revenues. Acquisitions during the period contributed 5%, organic growth during the period was 6%, changes in the dialysis treatment days 1%, and partially offset by the negative effect of exchange rate fluctuations of (4%).

Including the effects of acquisitions, European region revenue increased 5% (10% increase at constant exchange rates), Latin America region revenue increased 22% (26% increase at constant exchange rates), and Asia-Pacific region revenue increased 6% (5% increase at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first quarter of 2012 by 11% (16% increase at constant exchange rates) to $560 million from $503 million in the same period of 2011. This increase is a result of contributions from acquisitions (11%) and same market treatment growth (5%), changes in the dialysis treatment days (1%), partially offset by the negative impact of exchange rate fluctuations (5%) and the effect of closed or sold clinics (1%).

Total dialysis product revenue for the first quarter of 2012 increased by 4% (8% increase at constant exchange rates) to $576 million from $552 million in the same period of 2011. The increase in product revenue was driven by increased sales of hemodialysis products, especially of machines, products for acute treatments as well as increased renal pharmaceuticals and peritoneal dialysis product sales. Exchange rate fluctuations partially offset the growth with a negative impact of 4%.

Operating Income

Operating income increased by 14% to $195 million for the first quarter of 2012 from $171 million for the same period in 2011. Operating income margin increased to 17.2% for the first quarter of 2012 from 16.2% for the same period in 2011 due to favorable foreign exchange effects, increased reimbursement in Argentina and lower acquisition costs, partially offset by increased bad debt expense.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Liquidity and Capital Resources

Three months ended March 31, 2012 compared to three months ended March 31, 2011

Liquidity

Our primary sources of liquidity have historically been cash from operations, cash from borrowings from third parties and related parties, as well as cash from issuance of equity and debt securities. We require this capital primarily to finance working capital needs, to fund acquisitions and joint ventures, to develop free-standing renal dialysis centers, to purchase equipment for existing or new renal dialysis centers and production sites, to repay debt and to pay dividends.

At March 31, 2012, we had cash and cash equivalents of $580 million. For information regarding utilization and availability under our Amended 2006 Senior Credit Agreement, see Note 7, “Long-term Debt and Capital Lease Obligations” in our Consolidated Financial Statements included in this Report.

Operations

In the first three months of 2012 and 2011, we generated net cash from operations of $481 million and $175 million, respectively. Cash from operations is impacted by the profitability of our business, the development of our working capital, principally receivables, and cash outflows that occur due to a number of singular specific items (especially payments in relation to disallowed tax deductions and legal proceedings). The increase in the first three months of 2012 versus 2011 was mainly a result of a one day increase in DSO as compared to a 4 day increase in the same period of 2011, lower income tax payments driven by a German net tax refund received during the first quarter 2012, and a lower increase in inventory level.

The profitability of our business depends significantly on reimbursement rates. Approximately 76% of our revenues are generated by providing dialysis services, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2012, approximately 31% of our consolidated revenues were attributable to U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for a significant portion of the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates or the scope of coverage could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. In the past we experienced, and after the implementation of the case-mix adjusted bundled prospective payment system (“ESRD PPS”) in the U.S., also expect in the future, generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries.

Our working capital, which is defined as current assets less current liabilities, was $207 million at March 31, 2012 which decreased from $1,432 million at December 31, 2011, mainly as a result of an increase in the current portion of long-term debt (see Note 7). Our ratio of current assets to current liabilities was 1.0 at March 31, 2012.

The working capital change mostly reflects the impact of our 2006 Amended Senior Credit Agreement maturing March 31, 2013. At March 31, 2012 it represented $2.773 billion of our debt. We anticipate that the obligations under this agreement will be refinanced in a timely fashion for a term of five to seven years depending upon market conditions.

We intend to continue to address our current cash and financing requirements by the generation of cash from operations, our existing and future credit agreements, and the issuance of debt securities. We have sufficient financial resources, consisting of only partly drawn credit facilities and our accounts receivable facility to meet our needs for the foreseeable future. In addition, when funds are required for acquisitions or to meet other needs,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

we expect to successfully complete long-term financing arrangements, such as the issuance of senior notes, see “Financing” below. We aim to preserve financial resources with a minimum of $300 to $500 million of committed and unutilized credit facilities.

Cash from operations depends on the collection of accounts receivable. Customers and governments generally have different payment cycles. A lengthening of their payment cycles could have a material adverse effect on our capacity to generate cash flow. In addition, we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems and due to the economic conditions in some countries. Accounts receivable balances at March 31, 2012 and December 31, 2011, net of valuation allowances, represented days sales outstanding (“DSO”) of approximately 81 and 80, respectively.

DSO by segment is calculated by dividing the segment’s accounts receivable, as converted to U.S. Dollars using the average exchange rate for the period presented, less any value added tax included in the receivables, by the average daily sales of the last twelve months for that segment, as converted to U.S. dollars using the average exchange rate for the period. Receivables and sales are adjusted for amounts related to significant acquisitions made during the periods presented. The development of DSO by reporting segment is shown in the table below:

	March 31, 2012	December 31, 2011
North America days sales outstanding	55	55

International days sales outstanding	124	121

FMC-AG & Co. KGaA average days sales outstanding	81	80

DSO remained flat in the North American segment between December 31, 2011 and March 31, 2012. DSO for the International segment increased between December 31, 2011 and March 31, 2012, reflecting slight payment delays, particularly in China and countries with budget deficits. Due to the fact that a large portion of our reimbursement is provided by public health care organizations and private insurers, we expect that most of our accounts receivable will be collectible, albeit slightly more slowly in the International segment in the immediate future.

There are a number of tax and other items we have identified that will or could impact our cash flows from operations in the future as follows:

We filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of civil settlement payment deductions taken by Fresenius Medical Care Holdings, Inc. (“FMCH”) in prior year tax returns. As a result of a settlement agreement with the IRS, we received a partial refund in September 2008 of $37 million, inclusive of interest and preserved our right to pursue claims in the United States courts for refunds of all other disallowed deductions. On December 22, 2008, we filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. The court has denied motions for summary judgment by both parties and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2008 have been completed. On January 23, 2012, we executed a closing agreement with the IRS with respect to the 2007-2008 tax audit. The agreement reflected a full allowance of interest deductions on intercompany mandatorily redeemable preferred shares for the 2007-2008 tax years. In addition, on February 16, 2012, we executed a closing agreement with IRS Appeals that reflects the full allowance of interest deductions associated with mandatorily redeemable shares for the years 2002-2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

We are subject to ongoing and future tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits, including those described above. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments, including payments to state tax authorities reflecting the adjustments made in our federal tax returns in the U.S. With respect to other potential adjustments and disallowances of tax matters currently under review, we do not anticipate that an unfavorable ruling could have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments.

In 2003, we reached an a agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012.

W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001. The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 11 of the Notes to Consolidated Financial Statements, “Commitments and Contingencies – Legal Proceedings – Commercial Litigation”) provides for payment by us of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation by the U.S. District Court of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization. These confirmation orders were affirmed by the U.S. District Court on January 31, 2012. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. See Note 11 “Commitments and Contingencies – Legal Proceedings – Accrued Special Charge for Litigation” in our Consolidated Financial Statements included in this Report. The payment obligation is not interest-bearing.

Investing

We used net cash of $1,648 million and $452 million in investing activities in the three-month periods ended March 31, 2012 and 2011, respectively.

Capital expenditures for property, plant and equipment, net of disposals were $122 million and $113 million in the first three months of 2012 and 2011, respectively. In the first three months of 2012, capital expenditures were $59 million in the North America segment, $36 million for the International segment and $27 million at Corporate. Capital expenditures in the first three months of 2011 were $55 million in the North America segment, $31 million for the International segment and $27 million at Corporate. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities primarily in Germany, North America and France and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 4% of total revenue in the first three months of 2012 and 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

We invested approximately $1,703 million cash in the first three months of 2012, primarily through the $1,516 million acquisition of Liberty, net of divestitures ($1,701 million in the North America segment, $2 million in the International segment), as compared to $339 million cash in the same period of 2011 ($332 million in the North America segment, $7 million in the International segment).

We anticipate capital expenditures of approximately $0.7 billion and expect to make acquisitions of approximately $1.8 billion net of divestitures in 2012, including all acquisitions to date, see the Notes to Consolidated Financial Statements included in the report. See “Outlook” below.

Financing

Net cash provided by financing was $1,284 million in the first three months of 2012 compared to net cash provided by financing of $357 million in the first three months of 2011, respectively.

In the three-month period ended March 31, 2012, cash was provided by the issuance of senior notes and short-term borrowings, partially offset by, repayment of the accounts receivable facility, short-term borrowings, long-term debt and amounts from third and related parties. For further information on the issuance of senior notes in 2012, see below. In the first three months of 2011, cash was provided by the issuance of senior notes and short-term borrowings, partially offset by the repayment of the accounts receivable facility and repayment of long-term borrowings.

On January 26, 2012, Fresenius Medical Care US Finance II, Inc. (“US Finance II”), a wholly-owned subsidiary, issued $800,000 aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the “5 5/8% Senior Notes”) at par and $700,000 aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the “5 7/8% Senior Notes”) at par (together, the “Dollar-denominated Senior Notes”). In addition, FMC Finance VIII S.A. (“Finance VIII”), a wholly-owned subsidiary, issued €250,000 aggregate principal amount ($328,625 at date of issuance) of senior unsecured notes with a coupon of 5.25% (the “5.25% Euro-denominated Senior Notes”) at par. Both the 5 5/8% Senior Notes and the 5.25% Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II and Finance VIII may redeem the Dollar-denominated Senior Notes and 5.25% Euro-denominated Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change in control of FMC-AG & Co. KGaA followed by a decline in the rating of the respective notes. We used the net proceeds of approximately $1,807,139 for acquisitions, including the acquisition of Liberty Dialysis Holdings, Inc., which closed on February 28, 2012, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by us, Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”).

Non-U.S. GAAP Measures

Constant currency

Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “at constant exchange rates” in our filings to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. When we use the term “constant currency,” it means that we have translated local currency revenues for the current reporting period into U.S. dollars using the same average foreign currency exchange rates for the conversion of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

revenues into U.S. dollars that we used to translate local currency revenues for the comparable reporting period of the prior year. We then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage “at constant exchange rates.”

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure constant currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on constant currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of constant currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both constant currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Debt covenant disclosure – EBITDA

EBITDA (earnings before interest, tax, depreciation and amortization expenses) was approximately $646 million, 19.9% of revenues for the three-month period ended March 31, 2012, and $581 million, 19.5% of revenues for the same period of 2011. EBITDA is the basis for determining compliance with certain covenants contained in our Amended 2006 Senior Credit Agreement, Euro Notes, EIB agreements, and the indentures relating to our Senior Notes. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of EBITDA to cash flow provided by operating activities, which we believe to be the most directly comparable U.S. GAAP financial measure, is calculated as follows:

Reconciliation of measures for consolidated totals

	For the three months ended March 31,
	2012	2011
	($ in millions)

Total EBITDA	$646	$581

Interest expense (net of interest income)	(99)	(72)

Income tax expense, net	(137)	(124)

Change in deferred taxes, net	28	32

Changes in operating assets and liabilities	60	(249)

Stock compensation expense	7	7

Other items, net	(24)	—

Net cash provided by operating activities	$481	$175

FRESENIUS MEDICAL CARE AG & Co. KGaA

Interim Report of Financial Condition and Results of Operations

for the three months ended March 31, 2012 and 2011

Balance Sheet Structure

Total assets as of March 31, 2012 increased to $22.0 billion compared to $19.5 billion at December 31, 2011. Current assets as a percent of total assets decreased to at 28% at March 31, 2012 compared to 29% as of December 31, 2011. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, decreased to 39% at March 31, 2012 from 41% at December 31, 2011.

Outlook

We confirm our outlook for the full year 2012 as depicted in the table below:

2012
($ in millions)

Net Revenues	~$14,000

Net Income attributable to shareholders of FMC-AG & Co. KGaA (1)	~$1,140

Debt/EBITDA Ratio	<3.0

Capital Expenditures	~$0.7 billion

Acquisitions, net of divestitures	~$1,800

(1)	The net income attributable to shareholders of FMC-AG & Co. KGaA does not include the investment gain in the amount of approximately $127 million in the first quarter of 2012. In addition, the amount of the gain is subject to finalization of the Liberty acquisition accounting.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2012	2011
Revenue:
Dialysis Care	$2,544,059	$2,285,316
Less: Patient service bad debt provision	66,859	52,537

Net Dialysis Care	2,477,200	2,232,779
Dialysis Products	771,555	751,072

	3,248,755	2,983,851

Costs of revenue:
Dialysis Care	1,831,126	1,675,951
Dialysis Products	348,120	360,013

	2,179,246	2,035,964

Gross profit	1,069,509	947,887
Operating (income) expenses:
Selling, general and administrative	552,832	484,236
Gain on sale of dialysis clinics	(9,314)	—
Research and development	28,522	26,149
Income from equity method investees	(5,497)	(7,582)

Operating income	502,966	445,084
Other (income) expense:
Investment gain	(126,685)	—
Interest income	(20,306)	(10,421)
Interest expense	119,186	81,986

Income before income taxes	530,771	373,519
Income tax expense	137,077	124,404

Net income	393,694	249,115
Less: Net income attributable to noncontrolling interests	23,196	28,414

Net income attributable to shareholders of FMC-AG & Co. KGaA	$370,498	$220,701

Basic income per ordinary share	$1.22	$0.73

Fully diluted income per ordinary share	$1.21	$0.73

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Comprehensive Income

(unaudited)

(in thousands, except share data)

	For the three months ended March 31,
	2012	2011
Net Income	$393,694	$249,115

Gain (loss) related to cash flow hedges	(4,283)	3,984
Actuarial gain (loss) on defined benefit pension plans	4,373	1,783
Gain (loss) related to foreign currency translation	120,796	118,953
Income tax (expense) benefit related to components of other comprehensive income	(18,981)	(4,151)

Other comprehensive income (loss), net of tax	101,905	120,569

Total comprehensive income	$495,599	$369,684
Comprehensive income attributable to noncontrolling interests	24,037	28,682

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$471,562	$341,002

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets

At March 31, 2012 and December 31, 2011

(in thousands, except share data)

	March 31, 2012	December 31, 2011
	(unaudited)	(audited)
Assets
Current assets:
Cash and cash equivalents	$580,224	$457,292
Trade accounts receivable less allowance for doubtful accounts of $316,384 in 2012 and $299,751 in 2011	3,099,081	2,798,318
Accounts receivable from related parties	132,446	111,008
Inventories	1,023,997	967,496
Prepaid expenses and other current assets	939,876	1,035,366
Deferred taxes	316,973	325,539

Total current assets	6,092,597	5,695,019

Property, plant and equipment, net	2,843,992	2,629,701
Intangible assets	741,432	686,652
Goodwill	11,292,648	9,186,650
Deferred taxes	70,988	88,159
Investment in equity method investees	637,755	692,025
Other assets and notes receivables	308,576	554,644

Total assets	$21,987,988	$19,532,850

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$555,091	$541,423
Accounts payable to related parties	104,975	111,226
Accrued expenses and other current liabilities	1,720,933	1,704,273
Short-term borrowings and other financial liabilities	103,663	98,801
Short-term borrowings from related parties	14,698	28,013
Current portion of long-term debt and capital lease obligations	3,106,968	1,589,776
Income tax payable	249,126	162,354
Deferred taxes	29,921	26,745

Total current liabilities	5,885,375	4,262,611

Long-term debt and capital lease obligations, less current portion	5,583,268	5,494,810
Other liabilities	275,053	236,628
Pension liabilities	300,773	290,493
Income tax payable	177,001	189,000
Deferred taxes	629,166	587,800

Total liabilities	12,850,636	11,061,342

Noncontrolling interests subject to put provisions	501,968	410,491
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 7,066,522 shares authorized, 3,966,522 issued and outstanding	4,453	4,452
Ordinary shares, no par value, €1.00 nominal value, 385,396,450 shares authorized, 300,254,024 issued and outstanding	371,766	371,649
Additional paid-in capital	3,342,983	3,362,633
Retained earnings	5,019,083	4,648,585
Accumulated other comprehensive (loss) income	(384,703)	(485,767)

Total FMC-AG & Co. KGaA shareholders’ equity	8,353,582	7,901,552
Noncontrolling interests not subject to put provisions	281,802	159,465
Total equity	8,635,384	8,061,017

Total liabilities and equity	$21,987,988	$19,532,850

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows

For the three months ended March 31, 2012 and 2011

(unaudited)

(in thousands)

	For the three months ended March 31,
	2012	2011
Operating Activities:
Net income	$393,694	$249,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	143,374	135,984
Change in deferred taxes, net	27,838	32,427
(Gain) loss on sale of investments	(9,331)	(35)
(Gain) loss on sale of fixed assets	582	(572)
Investment (gain)	(126,685)	—
Compensation expense related to stock options	6,546	7,132
Cash outflow from hedging	(15,578)	(57,111)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(104,401)	(182,407)
Inventories	(28,852)	(73,393)
Prepaid expenses, other current and non-current assets	133,435	13,251
Accounts receivable from related parties	(16,359)	(84)
Accounts payable to related parties	(9,759)	(4,546)
Accounts payable, accrued expenses and other current and non-current liabilities	30,552	32,913
Income tax payable	18,199	22,645
Dividend income from equity method investees	37,922	—

Net cash provided by (used in) operating activities	481,177	175,319

Investing Activities:
Purchases of property, plant and equipment	(124,418)	(117,166)
Proceeds from sale of property, plant and equipment	1,849	4,006
Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(1,702,802)	(338,792)
Proceeds from divestitures	176,721	—

Net cash provided by (used in) investing activities	(1,648,650)	(451,952)

Financing Activities:
Proceeds from short-term borrowings and other financial liabilities	29,868	49,416
Repayments of short-term borrowings and other financial liabilities	(39,171)	(64,502)
Proceeds from short-term borrowings from related parties	—	24,487
Repayments of short-term borrowings from related parties	(13,894)	—
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs and other hedging costs of $155,056 in 2012 and $70,247 in 2011)	1,704,748	992,413
Repayments of long-term debt and capital lease obligations	(41,573)	(116,007)
Increase (decrease) of accounts receivable securitization program	(333,250)	(510,000)
Proceeds from exercise of stock options	4,354	1,821
Distributions to noncontrolling interests	(32,366)	(25,052)
Contributions from noncontrolling interests	5,350	3,939

Net cash provided by (used in) financing activities	1,284,066	356,515

Effect of exchange rate changes on cash and cash equivalents	6,339	16,903

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	122,932	96,785
Cash and cash equivalents at beginning of period	457,292	522,870

Cash and cash equivalents at end of period	$580,224	$619,655

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity

For the three months ended March 31, 2012 (unaudited) and year ended December 31, 2011 (audited)

(in thousands, except share data)

	Preference Shares		Ordinary Shares		Additional paid in capital	Retained earnings	Accumulated Other comprehensive income (loss)	Total FMC-AG & Co. KGaA shareholders’ equity	Noncontrolling interests not subject to put provisions	Total Equity
	Number of shares	No par value	Number of shares	No par value
Balance at December 31, 2010	3,957,168	$4,440	298,279,001	$369,002	$3,339,781	$3,858,080	$(194,045)	$7,377,258	$146,653	$7,523,911
Proceeds from exercise of options and related tax effects	8,523	12	1,885,921	2,647	85,887	—	—	88,546	—	88,546
Compensation expense related to stock options	—	—	—	—	29,071	—	—	29,071	—	29,071
Dividends paid	—	—	—	—	—	(280,649)	—	(280,649)	—	(280,649)
Purchase/ sale of noncontrolling interests	—	—	—	—	(5,873)	—	—	(5,873)	9,662	3,789
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(59,066)	(59,066)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(86,233)	—	—	(86,233)	—	(86,233)
Net income	—	—	—	—	—	1,071,154	—	1,071,154	63,251	1,134,405
Other comprehensive income (loss)	—	—	—	—	—	—	(291,722)	(291,722)	(1,035)	(292,757)

Comprehensive income	—	—	—	—	—	—	—	779,432	62,216	841,648

Balance at December 31, 2011	3,965,691	$4,452	300,164,922	$371,649	$3,362,633	$4,648,585	$(485,767)	$7,901,552	$159,465	$8,061,017

Proceeds from exercise of options and related tax effects	831	1	89,102	117	3,951	—	—	4,069	—	4,069
Compensation expense related to stock options	—	—	—	—	6,546	—	—	6,546	—	6,546
Dividends paid	—	—	—	—	—	—	—	—	—	—
Purchase/ sale of noncontrolling interests	—	—	—	—	2,083	—	—	2,083	129,073	131,156
Contributions from/ to noncontrolling interests	—	—	—	—	—	—	—	—	(17,380)	(17,380)
Changes in fair value of noncontrolling interests subject to put provisions	—	—	—	—	(32,230)	—	—	(32,230)	—	(32,230)
Net income	—	—	—	—	—	370,498	—	370,498	10,012	380,510
Other comprehensive income (loss)	—	—	—	—	—	—	101,064	101,064	632	101,696

Comprehensive income	—	—	—	—	—	—	—	471,562	10,644	482,206

Balance at March 31, 2012	3,966,522	$4,453	300,254,024	$371,766	$3,342,983	$5,019,083	$(384,703)	$8,353,582	$281,802	$8,635,384

See accompanying notes to unaudited consolidated financial statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements

(unaudited)

(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also provides inpatient dialysis services and other services under contract to hospitals.

In this report, “FMC-AG & Co. KGaA,” or the “Company,” “we,” “us” or “our” refers to the Company or the Company and its subsidiaries on a consolidated basis, as the context requires.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The consolidated financial statements at March 31, 2012 and for the three-month periods ended March 31, 2012 and 2011 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2011 Annual Report on Form 20-F. The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The accounting policies applied in the accompanying consolidated financial statements are the same as those applied in the consolidated financial statements as at and for the year ended December 31, 2011, contained in the Company’s 2011 Annual Report on Form 20-F, unless indicated otherwise.

The results of operations for the three-month period ended March 31, 2012 are not necessarily indicative of the results of operations for the year ending December 31, 2012.

Certain items in the prior periods’s comparative consolidated financial statements have been reclassified to conform to the current period’s presentation. Bad debt expense in the amount of $52,537 was reclassified from selling general and administrative (“SG&A”) to revenue as a result of adoption of Accounting Standards Update 2011-07 as noted below. Freight expense in the amount of $34,675 was reclassified from SG&A to cost of revenue to harmonize the presentation for all business segments.

Recently Adopted Accounting Pronouncements

In July 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-07 (“ASU 2011-07”), Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities in order to provide financial statement users with greater transparency about a healthcare entity’s net patient service revenue and the related allowance for doubtful accounts. The amendments require healthcare entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

do not assess the patient’s ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The provision for bad debts must be reclassified from an operating expense to a deduction from patient service revenue. Additionally, these healthcare entities are required to provide enhanced disclosures about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts.

For public entities, the disclosures required under ASU 2011-07 are effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011, with early adoption permitted. The amendments to the presentation of the provision for bad debts related to patient service revenue in the statement of operations should be applied retrospectively to all prior periods presented. The Company adopted the provisions of ASU 2011-07 as of January 1, 2012 and has restated the financial results of 2011, accordingly.

In June 2011, the FASB issued Accounting Standard Update 2011-05 (“ASU 2011-05”), Comprehensive Income (Topic 220): Presentation of Comprehensive Income. In December 2011 the FASB issued Accounting Standard Update 2011-12 (“ASU 2011-12”), Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers certain income and other comprehensive income statement presentation requirements noted in ASU 2011-05. ASU 2011-05 still requires that all components of comprehensive income be presented either in a single continuous statement of comprehensive income or in two separate but continuous statements. In the two statement approach, the first statement should present total net income and its components followed consecutively by a second statement presenting total other comprehensive income, the components of other comprehensive income and total of comprehensive income. Additionally, the requirement for adjustments to the components and their related tax effects to be presented on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements remains for year-end disclosure.

The disclosures required are retrospective and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, with early adoption permitted. As we currently present two separate but continuous statements of net income and comprehensive income, we are in compliance with presentation of Comprehensive Income (Topic 220): Presentation of Comprehensive Income.

2.	Acquisition of Liberty Dialysis Holdings

On February 28, 2012, the Company acquired 100% of the equity of Liberty Dialysis Holdings, Inc. (“LD Holdings”), the owner of Liberty Dialysis and owner of a 51% stake in Renal Advantage Partners, LLC (the “Liberty Acquisition”) and accounted for this transaction as a business combination, subject to finalization of the acquisition accounting which will be finalized when certain information arranged to be obtained has been received. LD Holdings mainly provides dialysis services in the United States through the 263 clinics it owns (the “Acquired Clinics”). As the Company expressly discloses in the Form 20-F (see Item 4B, “Information on the Company – Business Overview – Our Strategy and Competitive Strengths,” ) it is part of the Company’s stated strategy to expand and complement its existing business through acquisitions. Generally, these acquisitions do not change the Company’s business model and are easy to integrate without disruption to its existing business, requiring little or no realignment of its structures. The Liberty Acquisition is consistent in this regard as it involves the acquisition of dialysis clinics, a business in which the Company is already engaged and, therefore, merely supplements its existing business.

Total consideration for the Liberty Acquisition was $2,161,438, consisting of $1.692.645 cash, net of cash acquired and $468,793 non-cash consideration. Accounting standards for business combinations require previously held equity interests to be fair valued with the difference to book value to be recognized as a gain or

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

loss in income. Prior to the Liberty Acquisition, the Company had a 49% equity investment in Renal Advantage Partners, LLC, the fair value of which, $189,000, is included as non-cash consideration. The estimated fair value has been determined based on the discounted cash flow method, utilizing an approximately 13% discount rate. In addition to the Company’s investment, it also had a loan receivable of $279,793 from Renal Advantage Partners, LLC which was retired as part of the transaction. This retirement is also considered non-cash consideration bringing the total non-cash consideration in the Liberty Acquisition to $468,793.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary acquisition accounting is based upon the best information available to management. Any adjustments to the acquisition accounting, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill:

Assets held for sale	$153,259
Trade accounts receivable	155,242
Other current assets	34,501
Property, plant and equipment	180,600
Intangible assets and other assets	90,411
Goodwill	2,032,213
Accounts payable, accrued expenses and other current liabilities	(143,313)
Income tax payable and deferred taxes	(64,696)
Short-term borrowings and other financial liabilities and long-term debt and capital lease obligations	(58,079)
Other liabilities	(34,800)
Noncontrolling interests (subject and not subject to put provisions)	(183,900)

Total acquisition cost	$2,161,438

Less, at fair value, non-cash contributions
Investment at acquisition date	(189,000)
Long-term Notes Receivable	(279,793)

Total non-cash items	(468,793)

Net Cash paid	$1,692,645

It is currently estimated that amortizable intangible assets acquired in this acquisition will have weighted average useful lives of 6-8 years.

Goodwill, in the amount of $2,032,213 was acquired as part of the Liberty Acquisition and is allocated to the Segment North America. Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill arises principally due to the fair value placed on acquiring an established stream of future cash flows versus building a similar franchise. Of the goodwill recognized in this acquisition, approximately $436,000 is expected to be deductible for tax purposes and amortized over a 15 year period.

The noncontrolling interests acquired as part of the acquisition are stated at estimated fair value, subject to finalization of the acquisition accounting, based upon utilized implied multiples used in conjunction with the Liberty Acquisition, as well as the Company’s overall experience and contractual multiples typical for such arrangements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

Liberty’s incremental operating results, including acquisition related costs of $15,812 and a benefit from the retirement of the loan receivable discussed below, are included in the Company’s consolidated financial statements effective February 29, 2012 and consist of the following:

Net revenues	$82,945
Operating Income	$4,393
Net Income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$(2,831)

The fair valuation of the Company’s investment at the time of the Liberty Acquisition resulted in a non-taxable gain of approximately $126,685 and is presented in the separate line item “Investment Gain” in the Consolidated Statement of Income. The retirement of the loan receivable resulted in a benefit of $5,500 which was recognized in interest income.

Divestitures

In accordance with a consent order issued by the United States Federal Trade Commission in connection with its clearance of the Liberty Acquisition, the Company was required to divest 62 clinics. In March 2012, 49 clinics were sold of which 15 were legacy clinics. The remaining 13 clinics are expected to be sold during 2012 and 2013 once the necessary approvals for change of ownership by state regulatory authorities have been obtained.

The Company received cash consideration of $176,350 for all centers divested. Due to a basis difference, the sale of the legacy clinics resulted in a pre-tax gain of approximately $9,257 which is recorded in the line item “Gain on sale of dialysis clinics” in the Consolidated Statement of Income. The Company incurred an income tax expense related to the sale of the legacy clinics of approximately $6,600 which is appropriately included in the line item “Income tax expense” in the Consolidated Statement of Income, resulting in a net gain of $2,657. The sale of 34 Acquired Clinics did not have any profit or loss impact for the Company.

3.	Bad Debt Provision and Allowance for Doubtful Accounts

a)	Bad Debt Provision

Dialysis Care Revenues before provisions for doubtful accounts consist primarily of patient service revenues, which are recorded based upon established contractual rates with third party payors, during the period the health care services are provided. Third-party payors include federal and state agencies (under the Medicare and Medicaid programs), managed care health plans and commercial insurance companies. Estimates of contractual allowances under managed care health plans and commercial insurance companies are based upon the payment terms applicable to the related contractual agreements and historical payment patterns.

Based on historical collection experience, a significant portion of net patient service revenues related to patients without adequate insurance coverage, patient co-payments and deductibles for patients who have third party health care coverage are ultimately uncollectible. For this reason a provision for doubtful accounts related to the uninsured portion of patient accounts is recorded to adjust net patient service revenue and related accounts receivable to estimated net collectible amounts.

b)	Allowance for Doubtful Accounts

Accounts Receivables are reduced by an allowance for doubtful accounts to reduce the carrying value of such receivables to their estimated net realizable value. The sufficiency of the allowance for doubtful accounts is estimated based upon management’s detailed periodic assessment of historical write-offs and recoveries by major

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

payor groups, trends in federal, state and private employer health care coverage and other collection trends. A significant portion of the allowance for doubtful accounts relate to amounts due directly from patients without adequate insurance coverage, patient co-payment and deductible amounts from patients who have health care coverage. Although outcomes vary, the Company attempts to collect amounts due from all patients, including co-payments and deductibles due from patients with insurance. Account balances are written off and deducted from the allowance for doubtful accounts after all reasonable collection efforts have been performed. Additions to the allowance for doubtful accounts are made by means of the provision for doubtful accounts. The amount of the provision for doubtful accounts is based upon management’s historical collection experience and expected net collections from net patient service revenue during the period.

Below is a table showing our patient service revenue (net of contractual allowance and discounts) for the three months ended March 31, 2012 and 2011.

	For the three months ended March 31,
	2012	2011
Medicare ESRD program	$923,625	$895,232
Private/alternative payors	857,306	736,124
Medicaid and other government sources	103,570	51,511
Hospitals	99,742	99,133

Total patient service revenue	$1,984,243	$1,782,000

4.	Related Party Transactions

The Company’s parent, Fresenius SE & Co. KGaA, is a German partnership limited by shares resulting from the change of legal form effective January 28, 2011, of Fresenius SE, a European Company (Societas Europaea), and which, prior to July 13, 2007, was called Fresenius AG, a German stock corporation. In these Consolidated Financial Statements, Fresenius SE refers to that company as a partnership limited by shares, effective on and after January 28, 2011, as well as both before and after the conversion of Fresenius AG from a stock corporation into a European Company. Fresenius SE owns 100% of the share capital of Fresenius Medical Care Management AG, the Company’s general partner (“General Partner”). From November 16, 2011 until March 31, 2012, 3,500 million ordinary shares were purchased by Fresenius SE. Fresenius SE is the Company’s largest shareholder owning approximately 31.4% of the Company’s voting shares as of March 31, 2012.

a)	Service and Lease Agreements

The Company is party to service agreements with Fresenius SE and certain of its affiliates (collectively the “Fresenius SE Companies”) to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, information technology services, tax services and treasury management services. During the three-month periods ended March 31, 2012 and 2011, amounts charged by Fresenius SE to the Company under the terms of these agreements were $17,299 and $17,308, respectively. The Company also provides certain services to the Fresenius SE Companies, including research and development, central purchasing and warehousing. The Company charged $1,625 and $1,468 for services rendered to the Fresenius SE Companies during the first three months of 2012 and 2011 respectively.

Under real estate operating lease agreements entered into with the Fresenius SE Companies, which are leases for the corporate headquarters in Bad Homburg, Germany and production sites in Schweinfurt and St. Wendel, Germany, the Company paid the Fresenius SE Companies $6,348 and $6,274 during the three-month periods ended March 31, 2012 and 2011, respectively. The majority of the leases expire in 2016 and contain renewal options.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to the General Partner was $3,035 and $3,861, respectively, for its management services during the three-month periods ended March 31, 2012 and 2011.

b)	Products

For the first three months of 2012 and 2011, the Company sold products to the Fresenius SE Companies for $5,919 and $4,588 respectively. During the same periods, the Company made purchases from the Fresenius SE Companies in the amount of $11,835 and $12,454, respectively.

Also, the Company has entered into agreements to provide renal products and pharmaceutical supplies to equity method investees. Under these agreements, the Company sold $655 of products to equity method investees during the first three months of 2012.

In addition to the purchases noted above, the Company currently purchases heparin supplied by APP Pharmaceuticals Inc. (“APP Inc.”), through an independent group purchasing organization (“GPO”). APP Inc. is wholly-owned by Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE. The Company has no direct supply agreement with APP Inc. and does not submit purchase orders directly to APP Inc. During the three-month periods ended March 31, 2012 and 2011, Fresenius Medical Care Holdings, Inc. (“FMCH”) acquired approximately $4,269 and $6,415, respectively, of heparin from APP Inc. through the GPO contract, which was negotiated by the GPO at arm’s length on behalf of all members of the GPO.

c)	Financing Provided by and to Fresenius SE and the General Partner

As of March 31, 2012, the Company had borrowings outstanding with Fresenius SE of €8,300 ($11,085 as of March 31, 2012) at an interest rate of 1.544%, due on April 30, 2012.

As of March 31, 2012, the Company had a loan of CNY 10,000 ($1,588 as of March 31, 2012) outstanding with a subsidiary of Fresenius SE at an interest rate of 6.65%, due on April 14, 2013.

On August 19, 2009, the Company borrowed €1,500 ($2,003 as of March 31, 2012) from the General Partner at 1.335%. The loan repayment, originally due on August 19, 2010, was originally extended until August 19, 2011 and has been further extended until August 20, 2012 at an interest rate of 3.328%.

5.	Inventories

As of March 31, 2012 and December 31, 2011, inventories consisted of the following:

	March 31, 2012	December 31, 2011
Finished goods	$634,623	$610,569
Raw materials and purchased components	180,514	163,030
Health care supplies	134,821	133,769
Work in process	74,039	60,128

Inventories	$1,023,997	$967,496

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

6.	Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties

As of March 31, 2012 and December 31, 2011, short-term borrowings, other financial liabilities and short-term borrowings from related parties consisted of the following:

	March 31, 2012	December 31, 2011
Borrowings under lines of credit	$98,386	$91,899
Other financial liabilities	5,277	6,902

Short-term borrowings and other financial liabilities	103,663	98,801
Short-term borrowings from related parties (see Note 4.c.)	14,698	28,013

Short-term borrowings, Other financial liabilities and Short-term borrowings from related parties	$118,361	$126,814

7.	Long-term Debt and Capital Lease Obligations

As of March 31, 2012 and December 31, 2011, long-term debt and capital lease obligations consisted of the following:

	March 31, 2012	December 31, 2011
Amended 2006 Senior Credit Agreement	$2,772,680	$2,795,589
Senior Notes	4,761,382	2,883,009
Euro Notes	267,120	258,780
European Investment Bank Agreements	351,602	345,764
Accounts receivable facility	201,250	534,500
Capital lease obligations	17,204	17,993
Other	318,998	248,951

	8,690,236	7,084,586
Less current maturities	(3,106,968)	(1,589,776)

	$5,583,268	$5,494,810

Amended 2006 Senior Credit Agreement

The following table shows the available and outstanding amounts under the Amended 2006 Senior Credit Agreement at March 31, 2012 and December 31, 2011:

	Maximum Amount Available		Balance Outstanding
	March 31, 2012	December 31, 2011	March 31, 2012	December 31, 2011
Revolving Credit	$1,200,000	$1,200,000	$70,097	$58,970
Term Loan A	1,185,000	1,215,000	1,185,000	1,215,000
Term Loan B	1,517,583	1,521,619	1,517,583	1,521,619

	$3,902,583	$3,936,619	$2,772,680	$2,795,589

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

In addition, at March 31, 2012 and December 31, 2011, the Company had letters of credit outstanding in the amount of $160,984 and $180,766, respectively, which are not included above as part of the balance outstanding at those dates but which reduce available borrowings under the revolving credit facility.

Senior Notes

Senior Notes Issued January 2012

On January 26, 2012, Fresenius Medical Care US Finance II, Inc. (“US Finance II”), a wholly-owned subsidiary of the Company, issued $800,000 aggregate principal amount of senior unsecured notes with a coupon of 5 5/8% (the “5 5/8% Senior Notes”) at par and $700,000 aggregate principal amount of senior unsecured notes with a coupon of 5 7/8% (the “5 7/8% Senior Notes”) at par (together, the “Dollar-denominated Senior Notes”). In addition, FMC Finance VIII S.A. (“Finance VIII”), a wholly-owned subsidiary of the Company, issued €250,000 aggregate principal amount ($328,625 at date of issuance) of senior unsecured notes with a coupon of 5.25% (the “5.25% Euro-denominated Senior Notes”) at par. Both the 5 5/8% Senior Notes and the 5.25% Euro-denominated Senior Notes are due July 31, 2019 while the 5 7/8% Senior Notes are due January 31, 2022. US Finance II and Finance VIII may redeem the Dollar-denominated Senior Notes and 5.25% Euro-denominated Senior Notes, respectively, at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the applicable indenture. The holders of the Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes have a right to request that the respective issuers of the notes repurchase the applicable issue of notes at 101% of principal plus accrued interest upon the occurrence of a change of control of the Company followed by a decline in the rating of the respective notes. The Company used the net proceeds of approximately $1,807,139 for acquisitions, including the acquisition of Liberty Dialysis Holdings, Inc., which closed on February 28, 2012, to refinance indebtedness and for general corporate purposes. The Dollar-denominated Senior Notes and the 5.25% Euro-denominated Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”) (together, the “Guarantor Subsidiaries”).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

8.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2012 and 2011:

	For the three months ended March 31,
	2012	2011
Numerators:
Net income attributable to shareholders of FMC-AG & Co. KGaA	$370,498	$220,701
less:
Dividend preference on Preference shares	26	27

Income available to all classes of shares	$370,472	$220,674

Denominators:
Weighted average number of:
Ordinary shares outstanding	300,205,126	298,292,972
Preference shares outstanding	3,966,001	3,957,435

Total weighted average shares outstanding	304,171,127	302,250,407
Potentially dilutive Ordinary shares	2,423,102	1,950,556
Potentially dilutive Preference shares	19,063	20,394

Total weighted average Ordinary shares outstanding assuming dilution	302,628,228	300,243,528
Total weighted average Preference shares outstanding assuming dilution	3,985,064	3,977,829

Basic income per Ordinary share	$1.22	$0.73
Plus preference per Preference shares	0.00	0.01

Basic income per Preference share	$1.22	$0.74

Fully diluted income per Ordinary share	$1.21	$0.73
Plus preference per Preference shares	0.00	0.00

Fully diluted income per Preference share	$1.21	$0.73

9.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, the latter of which was curtailed in 2002. Plan benefits are generally based on years of service and final salary. As there is no legal requirement in Germany to fund defined benefit plans, the Company’s pension obligations in Germany are unfunded. Each year FMCH, a wholly-owned subsidiary of the Company and its principal North American subsidiary, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The following table provides the calculations of net periodic benefit cost for the three-month periods ended March 31, 2012 and 2011.

	Three months ended March 31,
	2012	2011
Components of net periodic benefit cost:
Service cost	$2,692	$2,622
Interest cost	6,492	6,036
Expected return on plan assets	(3,825)	(4,275)
Amortization of unrealized losses	4,373	1,800

Net periodic benefit costs	$9,732	$6,183

10.	Noncontrolling Interests Subject to Put Provisions

The Company has potential obligations to purchase the noncontrolling interests held by third parties in certain of its consolidated subsidiaries. These obligations are in the form of put provisions and are exercisable at the third-party owners’ discretion within specified periods as outlined in each specific put provision. If these put provisions were exercised, the Company would be required to purchase all or part of third-party owners’ noncontrolling interests at the appraised fair value at the time of exercise. The methodology the Company uses to estimate the fair values of the noncontrolling interest subject to put provisions assumes the greater of net book value or a multiple of earnings, based on historical earnings, development stage of the underlying business and other factors. The estimated fair values of the noncontrolling interests subject to these put provisions can also fluctuate and the implicit multiple of earnings at which these noncontrolling interest obligations may ultimately be settled could vary significantly from our current estimates depending upon market conditions.

As of March 31, 2012 and December 31, 2011 the Company’s potential obligations under these put options are $501,968 and $410,491, respectively, of which, at March 31, 2012, $144,226 were exercisable. No options were exercised during the first three months of 2012.

Following is a roll forward of noncontrolling interests subject to put provisions for the three months ended March 31, 2012 and the year ended December 31, 2011:

	March 31, 2012	December 31, 2011
Beginning balance as of January 1, 2012 and 2011	$410,491	$279,709
Dividends paid	(11,390)	(43,104)
Purchase/ sale of noncontrolling interests	54,611	37,786
Contributions from noncontrolling interests	2,633	7,222
Changes in fair value of noncontrolling interests	32,230	86,233
Net income	13,184	42,857
Other comprehensive income (loss)	209	(212)

Ending balance as of March 31, 2012 and December 31, 2011	$501,968	$410,491

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

11.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. Legal matters that the Company currently deems to be material are described below. For the matters described below in which the Company believes a loss is both reasonably possible and estimable, an estimate of the loss or range of loss exposure is provided. For the other matters described below, the Company believes that the loss probability is remote and/or the loss or range of possible losses cannot be reasonably estimated at this time. The outcome of litigation and other legal matters is always difficult to predict accurately and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that the resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court In January and February 2011, the U.S. Bankruptcy Court entered orders confirming the joint plan of reorganization and the confirmation orders were affirmed by the U.S. District Court on January 31, 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon final confirmation of a plan of reorganization that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the asserted patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding all the asserted claims of the Baxter patents invalid as obvious and/or anticipated in light of prior art.

On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a trial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the touchscreen-equipped 2008K machine effective January 1, 2009. The Company appealed the court’s rulings to the United States Court of Appeals for the Federal Circuit (“Federal Circuit”). In October 2008, the Company completed design modifications to the 2008K machine that eliminate any incremental hemodialysis machine royalty payment exposure under the District Court order. On September 10, 2009, the Federal Circuit reversed the district court’s decision and determined that the asserted claims in two of the three patents at issue are invalid. As to the third patent, the Federal Circuit affirmed the district court’s decision; however, the Court also vacated the injunction and award of damages. These issues were remanded to the District Court for reconsideration in light of the invalidity ruling on most of the claims. As a result, FMCH is no longer required to fund the court-approved escrow account set up to hold the royalty payments ordered by the district court. Funds of $75,000 were contributed to the escrow fund. Upon remand, the district court reduced the post verdict damages award to $9,000. In the parallel reexamination of the last surviving patent, the U.S. Patent and Trademark Office and the Board of Patent Appeals and Interferences ruled that the remaining Baxter patent is invalid. Baxter appealed the Board’s ruling to the Federal Circuit which heard the appeal in December 2011. That decision is pending and FMCH’s payment obligation on the District Court damage award it stayed pending the Federal Circuit’s ruling on Baxter’s 2011 appeal.

On October 17, 2006, Baxter and DEKA Products Limited Partnership (DEKA) filed suit in the U.S. District Court for the Eastern District of Texas which was subsequently transferred to the Northern District of California, styled Baxter Healthcare Corporation and DEKA Products Limited Partnership v. Fresenius Medical Care Holdings, Inc. d/b/a Fresenius Medical Care North America and Fresenius USA, Inc., Case No. CV 438 TJW. The complaint alleged that FMCH’s Liberty™ cycler infringes nine patents owned by or licensed to Baxter. During and after discovery, seven of the asserted patents were dropped from the suit. On July 28, 2010, at the conclusion of the trial, the jury returned a verdict in favor of FMCH finding that the Liberty™ cycler does not infringe any of the asserted claims of the Baxter patents. The District Court denied Baxter’s request to overturn the jury verdict and Baxter appealed the verdict and resulting judgment to the United States Court of Appeals for the Federal Circuit. On February 13, 2012, the Federal Circuit affirmed the District Court’s non-infringement verdict.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

Other Litigation and Potential Exposures

Renal Care Group, Inc. (“RCG”), which the Company acquired in 2006, is named as a nominal defendant in a complaint originally filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville styled Indiana State District Council of Laborers and Hod Carriers Pension Fund v. Gary Brukardt et al. Following the trial court’s dismissal of the complaint, plaintiff’s appeal in part, and reversal in part by the appellate court, the cause of action purports to be a class action on behalf of former shareholders of RCG and seeks monetary damages only against the individual former directors of RCG. The individual defendants, however, may have claims for indemnification and reimbursement of expenses against the Company. The Company expects to continue as a defendant in the litigation, which is proceeding toward trial in the Chancery Court, and believes that defendants will prevail.

On July 17, 2007, resulting from an investigation begun in 2005, the United States Attorney filed a civil complaint in the United States District Court for the Eastern District of Missouri (St. Louis) against Renal Care Group, Inc., its subsidiary RCG Supply Company, and FMCH in its capacity as RCG’s current corporate parent. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to FMCH’s acquisition of RCG in 2006. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. On August 11, 2009, the Missouri District Court granted RCG’s motion to transfer venue to the United States District Court for the Middle District of Tennessee (Nashville). On March 22, 2010, the Tennessee District Court entered judgment against defendants for approximately $23,000 in damages and interest under the unjust enrichment count of the complaint but denied all relief under the six False Claims Act counts of the complaint. On June 17, 2011, the District Court entered summary judgment against RCG for $82,643 on one of the False Claims Act counts of the complaint. On June 23, 2011, the Company appealed to the United States Court of Appeals for the Sixth Circuit. Although the Company cannot provide any assurance of the outcome, the Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law, that no relief is due to the United States, that the decisions made by the District Court on March 22, 2010 and June 17, 2011 will be reversed, and that its position in the litigation will ultimately be sustained.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. The first complaint alleged that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleged that FMCH unlawfully retaliated against the relator by constructively discharging her from employment. The United States Attorney for the Western District of Texas declined to intervene and to prosecute on behalf of the United States. On March 30, 2010, the District Court issued final judgment in favor of the defendants on all counts based on a jury verdict rendered on February 25, 2010 and on rulings of law made by the Court during the trial. The plaintiff has appealed from the District Court judgment.

On February 15, 2011, a qui tam relator’s complaint under the False Claims Act against FMCH was unsealed by order of the United States District Court for the District of Massachusetts and served by the relator. The United States has not intervened in the case United States ex rel. Chris Drennen v. Fresenius Medical Care Holdings, Inc., 2009 Civ. 10179 (D. Mass.). The relator’s complaint, which was first filed under seal in February 2009, alleges that the Company seeks and receives reimbursement from government payors for serum ferritin and hepatitis B laboratory tests that are medically unnecessary or not properly ordered by a physician. FMCH has filed a motion to dismiss the complaint. On March 6, 2011, the United States Attorney for the District of Massachusetts issued a Civil Investigative Demand seeking the production of documents related to the same laboratory tests that are the subject of the relator’s complaint. FMCH is cooperating fully in responding to the additional Civil Investigative Demand, and will vigorously contest the relator’s complaint.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

On June 29, 2011, FMCH received a subpoena from the United States Attorney for the Eastern District of New York (“E.D.N.Y.”). On December 6, 2011, a single Company facility in New York received a subpoena from the OIG that was substantially similar to the one issued by the U.S. Attorney for the E.D.N.Y. These subpoenas are part of a criminal and civil investigation into relationships between retail pharmacies and outpatient dialysis facilities in the State of New York and into the reimbursement under government payor programs in New York for medications provided to patients with ESRD. Among the issues encompassed by the investigation is whether retail pharmacies may have provided or received compensation from the New York Medicaid program for pharmaceutical products that should be provided by the dialysis facilities in exchange for the New York Medicaid payment to the dialysis facilities. The Company is cooperating in the investigation.

The Company filed claims for refunds contesting the Internal Revenue Service’s (“IRS”) disallowance of FMCH’s civil settlement payment deductions taken by FMCH in prior year tax returns. As a result of a settlement agreement with the IRS, the Company received a partial refund in September 2008 of $37,000, inclusive of interest and preserved our right to pursue claims in the United States Courts for refunds of all other disallowed deductions. On December 22, 2008, the Company filed a complaint for complete refund in the United States District Court for the District of Massachusetts, styled as Fresenius Medical Care Holdings, Inc. v. United States. The court has denied motions for summary judgment by both parties and the litigation is proceeding towards trial.

The IRS tax audits of FMCH for the years 2002 through 2008 have been completed. On January 23, 2012, the Company executed a closing agreement with the IRS with respect to the 2007-2008 tax audit. The agreement reflected a full allowance of interest deductions on intercompany mandatorily redeemable preferred shares for the 2007-2008 tax years. In addition, on February 16, 2012, the Company executed a closing agreement with IRS Appeals that reflects the full allowance of interest deductions associated with, mandatorily redeemable shares for the years 2002-2006.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other healthcare providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states.

In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “qui tam” or “whistle blower” actions. In May 2009, the scope of the False Claims Act was expanded and additional protections for whistle blowers and procedural provisions to aid whistle blowers’ ability to proceed in a False Claims Act case were added. By virtue of this regulatory environment, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The Company operates many facilities throughout the United States and other parts of the world. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees or other agents deliberately, recklessly or inadvertently contravene the Company’s policies or violate applicable law. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws, and comparable laws of other countries.

Physicians, hospitals and other participants in the healthcare industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement in the Grace Chapter 11 Proceedings, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

12.	Financial Instruments

As a global supplier of dialysis services and products in more than 120 countries throughout the world, the Company is faced with a concentration of credit risks due to the nature of the reimbursement systems which are often provided by the governments of the countries in which the Company operates. Changes in reimbursement rates or the scope of coverage could have a material adverse effect on the Company’s business, financial condition and results of operations and thus on its capacity to generate cash flow. In the past the Company experienced and, after the implementation of the new bundled reimbursement system in the U.S., also expects in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. Due to the fact that a large portion of the Company’s reimbursement is provided by public health care organizations and private insurers, the Company expects that most

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

of its accounts receivables will be collectable, albeit somewhat more slowly in the International segment in the immediate future, particularly in countries which continue to be severely affected by the global financial crisis.

Non-derivative Financial Instruments

The following table presents the carrying amounts and fair values of the Company’s non-derivative financial instruments at March 31, 2012, and December 31, 2011.

		March 31, 2012		December 31, 2011
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Non-derivatives
Assets
Cash and cash equivalents	1	$580,224	$580,224	$457,292	$457,292
Accounts Receivable	2	3,231,527	3,231,527	2,909,326	2,909,326
Long-term Notes Receivable (1)	3	—	—	234,490	233,514
Liabilities
Accounts payable	2	660,066	660,066	652,649	652,649
Short-term borrowings	2	103,663	103,663	98,801	98,801
Short-term borrowings from related parties	2	14,698	14,698	28,013	28,013
Long term debt, excluding Amended 2006 Senior Credit Agreement, Euro Notes and Senior Notes	2	889,054	889,054	1,147,209	1,147,209
Amended 2006 Senior Credit Agreement	2	2,772,680	2,758,029	2,795,589	2,774,951
Senior Notes	2	4,761,382	4,993,598	2,883,009	2,989,307
Euro Notes	2	267,120	271,855	258,780	265,655
Noncontrolling interests subject to put provisions	3	501,968	501,968	410,491	410,491

(1)	As of March 31, 2012, the loan to Renal Advantage Partners LLC and Liberty Dialysis, Inc. has been retired.

The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions or in the case of long-term debt, in the captions shown in Note 7.

The significant methods and assumptions used in estimating the fair values of non-derivative financial instruments are as follows:

Cash and cash equivalents are stated at nominal value which equals the fair value.

Short-term financial instruments such as accounts receivable, accounts payable and short-term borrowings are valued at their carrying amounts, which are reasonable estimates of the fair value due to the relatively short period to maturity of these instruments.

The valuation of the long-term notes receivable is determined using significant unobservable inputs (Level 3). It is valued using a constructed index based upon similar instruments with comparable credit ratings, terms, tenor, interest rates and that are within the Company’s industry. The Company tracked the prices of the constructed index from the note issuance date to the reporting date to determine fair value.

The fair values of the major long-term financial liabilities are calculated on the basis of market information. Instruments for which market quotes are available are measured using these quotes. The fair values of the other long-term financial liabilities are calculated at the present value of the respective future cash flows. To determine these present values, the prevailing interest rates and credit spreads for the Company as of the balance sheet date are used.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The valuation of the noncontrolling interests subject to put provisions is determined using significant unobservable inputs (Level 3). See Note 10 for a discussion of the Company’s methodology for estimating the fair value of these noncontrolling interests subject to put obligations.

Currently, there is no indication that a decrease in the value of the Company’s financing receivables is probable. Therefore, the allowances on credit losses of financing receivables are immaterial.

Derivative Financial Instruments

The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions by means of derivative instruments with highly rated financial institutions as authorized by the Company’s General Partner. On a quarterly basis the Company performs an assessment of its counterparty credit risk. The Company currently considers this risk to be low. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency and interest rate exposure.

In certain instances, the Company enters into derivative contracts that do not qualify for hedge accounting but are utilized for economic purposes (“economic hedges”). The Company does not use financial instruments for trading purposes.

The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Foreign Exchange Risk Management

The Company conducts business on a global basis in various currencies, though a majority of its operations are in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.

The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations and, to a lesser extent, sales of products invoiced in other non-functional currencies. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. As of March 31, 2012 the Company had no foreign exchange options.

Changes in the fair value of the effective portion of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss) (“AOCI”). Additionally, in connection with intercompany loans in foreign currency, the Company uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans, which, if they qualify for cash flow hedge accounting, are also reported in AOCI. These amounts recorded in AOCI are subsequently reclassified into earnings as a component of cost of revenues for those contracts that hedge product purchases or as an adjustment of interest income/expense for those contracts that hedge loans, in the same period in which the hedged transaction affects earnings. The notional amounts of foreign exchange contracts in place that are designated and qualify as cash flow hedges totaled $794,275 and $1,278,764 at March 31, 2012 and December 31, 2011, respectively.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The Company also enters into derivative contracts for forecasted product purchases and sales and for intercompany loans in foreign currency that do not qualify for hedge accounting but are utilized for economic hedges as defined above. In these cases, the change in value of the economic hedge is recorded in the income statement and usually offsets the change in value recorded in the income statement for the underlying asset or liability. The notional amounts of economic hedges that do not qualify for hedge accounting totaled $1,559,289 and $2,149,440 at March 31, 2012 and December 31, 2011, respectively.

Interest Rate Risk Management

The Company enters into derivatives, particularly interest rate swaps and to a certain extent, interest rate options, to protect against the risk of rising interest rates. These interest rate derivatives are designated as cash flow hedges and have been entered into in order to effectively convert payments based on variable interest rates into payments at a fixed interest rate. The euro-denominated interest rate swaps expire in 2016 and have an interest rate of 1.73%. Interest payable and receivable under the swap agreements is accrued and recorded as an adjustment to interest expense.

As of March 31, 2012 and December 31, 2011, the notional amount of the euro-denominated interest rate swaps in place was €100,000 and €200,000 ($133,560 and $258,780 as of March 31, 2012 and December 31, 2011, respectively). As of March 31, 2012 the Company had no U.S. dollar-denominated interest rate swaps and at December 31, 2011 the notional amount was $2,650,000.

Derivative Financial Instruments Valuation

The following table shows the carrying amounts of the Company’s derivatives at March 31, 2012 and December 31, 2011.

	March 31, 2012		December 31, 2011
	Assets(2)	Liabilities(2)	Assets(2)	Liabilities(2)
Derivatives in cash flow hedging relationships (1)
Current
Foreign exchange contracts	11,059	(11,951)	4,117	(24,908)
Interest rate contracts	—	—	—	(130,579)

Non-current
Foreign exchange contracts	147	(362)	742	(3,706)
Interest rate contracts	—	(2,623)	—	(1,076)

Total	$11,206	$(14,936)	$4,859	$(160,269)

Derivatives not designated as hedging instruments (1)
Current
Foreign exchange contracts	4,037	(28,935)	56,760	(37,242)

Non-current
Foreign exchange contracts	2,004	(1,892)	1,382	(1,459)

Total	$6,041	$(30,827)	$58,142	$(38,701)

(1)

As of March 31, 2012 and December 31, 2011, the valuation of the Company’s derivatives was determined using Significant Other Observable Inputs (Level 2) in accordance with the fair value hierarchy levels established in U.S. GAAP.

(2)	Derivative instruments are marked to market each reporting period resulting in carrying amounts being equal to fair values at the reporting date.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

The carrying amounts for the current portion of derivatives indicated as assets in the table above are included in Prepaid expenses and other current assets in the Consolidated Balance Sheets while the current portion of those indicated as liabilities are included in Accrued expenses and other current liabilities. The non-current portions indicated as assets or liabilities are included in the Consolidated Balance Sheets in Other assets or Other liabilities, respectively.

The significant methods and assumptions used in estimating the fair values of derivative financial instruments are as follows:

The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the applicable currency.

The Company includes its own credit risk for financial instruments deemed liabilities and counterparty-credit risks for financial instruments deemed assets when measuring the fair value of derivative financial instruments.

The Effect of Derivatives on the Consolidated Financial Statements

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivatives (Effective Portion) for the three months ended March 31,		Location of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCI in Income (Effective Portion) for the three months ended March 31,

	2012	2011		2012	2011
Interest rate contracts	$(15,797)	$10,939	Interest income expense	$4,898	$816
Foreign exchange contracts	8,865	(10,032)	Costs of Revenue	(2,990)	2,366
Foreign exchange contracts			Interest income/expense	741	(105)

	$(6,932)	$907		$2,649	$3,077

Derivatives not Designated as Hedging Instruments	Location of (Gain) or Loss Recognized in Income on Derivative	Amount of (Gain) or Loss Recognized in Income on Derivatives for the three months ended March 31,
		2012	2011
Foreign exchange contracts	Selling, general and administrative expense	$13,759	$(21,164)
Foreign exchange contracts	Interest income/expense	5,229	3,734

		$18,988	$(17,430)

For foreign exchange derivatives, the Company expects to recognize $18,586 of losses deferred in accumulated other comprehensive income at March 31, 2012, in earnings during the next twelve months.

The Company expects to incur additional interest expense of $19,428 over the next twelve months which is currently deferred in accumulated other comprehensive income. This amount reflects the projected amortization of the settlement amount of the terminated swaps and the current fair value of the additional interest payments resulting from remaining interest rate swap maturing in 2016 at March 31, 2012.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

As of March 31, 2012, the Company had foreign exchange derivatives with maturities of up to 44 months and interest rate swaps with maturities of up to 55 months.

13.	Business Segment and Corporate Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis care services and the distribution of products and equipment for the treatment of ESRD. In the U.S., the Company is engaged in providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. As of January 1, 2011, production of products, production asset management, quality management and procurement is centrally managed in Corporate by Global Manufacturing Operations. These corporate activities do not fulfill the definition of an operating segment. Products are transferred to the operating segments at cost, therefore no internal profit is generated. The associated internal revenues for the product transfers and their elimination are recorded as corporate activities. Capital expenditures for production are based on the expected demand of the operating segments and consolidated profitability considerations. In addition, certain revenues, investments and intangible assets, as well as any related expenses, are not allocated to a segment but are accounted for as “Corporate.” The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2012 and 2011 is set forth below.

	North America	International	Segment Total	Corporate	Total
Three months ended March 31, 2012

Net revenue external customers	$2,104,584	$1,136,090	$3,240,674	$8,081	$3,248,755
Inter - segment revenue	3,452	—	3,452	(3,452)	—

Net revenue	2,108,036	1,136,090	3,244,126	4,629	3,248,755

Depreciation and amortization	(72,016)	(42,927)	(114,943)	(28,431)	(143,374)

Operating income	347,833	194,912	542,745	(39,779)	502,966

Income (loss) from equity method investees	2,982	67	3,049	2,448	5,497
Segment assets	13,974,231	5,889,591	19,863,822	2,124,166	21,987,988
thereof investments in equity method investees	254,408	381,567	635,975	1,780	637,755
Capital expenditures, acquisitions and investments (1)	1,760,581	38,886	1,799,467	27,753	1,827,220

Three months ended March 31, 2011

Net revenue external customers	$1,924,751	$1,055,233	$2,979,984	$3,867	$2,983,851
Inter - segment revenue	1,694	—	1,694	(1,694)	—

Net revenue	1,926,445	1,055,233	2,981,678	2,173	2,983,851

Depreciation and amortization	(68,227)	(40,349)	(108,576)	(27,408)	(135,984)

Operating income	312,107	171,011	483,118	(38,034)	445,084

Income (loss) from equity method investees	7,518	64	7,582	—	7,582
Segment assets	11,355,947	4,531,146	15,887,093	2,226,544	18,113,637
thereof investments in equity method investees	265,365	7,284	272,649	—	272,649
Capital expenditures, acquisitions and investments (2)	387,870	40,776	428,646	27,312	455,958

(1)	North America acquisitions exclude $468,793 of non-cash acquisitions and International acquisitions exclude $652 of non-cash acquisitions for 2012.

(2)	North America and International acquisitions exclude $6,000 and $848, respectively, of non-cash acquisitions for 2011.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

14.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended March 31,
	2012	2011
Supplementary cash flow information:
Cash paid for interest	$112,364	$70,884

Cash paid for income taxes (1)	$12,875	$70,368

Cash inflow for income taxes from stock option exercises	$583	$157

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(2,345,375)	$(50,501)
Liabilities assumed	299,947	5,373
Noncontrolling interest subject to put provisions	53,900	—
Noncontrolling interest	130,000	—
Notes assumed in connection with acquisition	652	848

Cash paid	(1,860,876)	(44,280)
Less cash acquired	159,277	250

Net cash paid for acquisitions	$(1,701,599)	$(44,030)

(1)	Net of tax refund

15.	Supplemental Condensed Combining Information

FMC Finance III, a former wholly-owned subsidiary of the Company, issued 6 7/8% Senior Notes due 2017 in July 2007. On June 20, 2011, US Finance acquired substantially all of the assets of FMC Finance III and assumed its obligations, including the 6 7/8% Senior Notes (see Note 7) and the related indenture. The 6 7/8% senior notes are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries. The 6 7/8% senior notes and related guarantees were issued in an exchange offer registered under the Securities Act of 1933. For information regarding the 6 7/8% senior notes and additional issues of senior notes, including the 5.75% Senior Notes issued by US Finance, each of which has been fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and by the Guarantor Subsidiaries, see Note 7. The financial statements in this report present the financial condition, results of operations and cash flows of the Company, on a consolidated basis as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011. The following combining financial information for the Company is as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011, segregated between FMC Finance III as issuer until June 20, 2011, US Finance as issuer subsequent to June 20, 2011, the Company, D-GmbH and FMCH as guarantors, and the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantors carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$461,804	$—	$3,499,979	$(713,028)	$3,248,755
Cost of revenue	—	—	286,678	—	2,602,115	(709,547)	2,179,246

Gross profit	—	—	175,126	—	897,864	(3,481)	1,069,509

Operating expenses (income):
Selling, general and administrative (1)	—	(20,246)	53,688	(38,375)	505,891	37,063	538,021
Research and development	—	—	17,375	—	11,147	—	28,522

Operating (loss) income	—	20,246	104,063	38,375	380,826	(40,544)	502,966

Other (income) expense:
Investment gain	—	—	—	—	(126,685)	—	(126,685)
Interest, net	(1,706)	45,657	1,005	31,069	22,855	—	98,880
Other, net	—	(437,325)	67,879	(292,855)	—	662,301	—

Income (loss) before income taxes	1,706	411,914	35,179	300,161	484,656	(702,845)	530,771
Income tax expense (benefit)	639	41,416	29,953	2,882	142,348	(80,161)	137,077

Net Income (loss)	1,067	370,498	5,226	297,279	342,308	(622,684)	393,694
Net Income attributable to noncontrolling interests	—	—	—	—	—	23,196	23,196

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$1,067	$370,498	$5,226	$297,279	$342,308	$(645,880)	$370,498

(1)	Selling, general and administrative is presented net of Gain on Sale of dialysis clinics and net of income from equity method investees.

	For the three months ended March 31, 2011
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net revenue	$—	$—	$447,378	$—	$3,196,090	$(659,617)	$2,983,851
Cost of revenue	—	—	283,204	—	2,403,465	(650,705)	2,035,964

Gross profit	—	—	164,174	—	792,625	(8,912)	947,887

Operating expenses (income):
Selling, general and administrative (1)	5	16,285	47,300	(37,398)	450,332	130	476,654
Research and development	—	—	16,417	—	9,732	—	26,149

Operating (loss) income	(5)	(16,285)	100,457	37,398	332,561	(9,042)	445,084

Other (income) expense:
Interest, net	(180)	18,359	1,668	14,624	42,985	(5,891)	71,565
Other, net	—	(290,061)	64,292	(140,042)	—	365,811	—

Income (loss) before income taxes	175	255,417	34,497	162,816	289,576	(368,962)	373,519
Income tax expense (benefit)	50	34,716	26,982	8,984	122,626	(68,954)	124,404

Net Income (loss)	125	220,701	7,515	153,832	166,949	(300,007)	249,115
Net Income attributable to noncontrolling interests	—	—	—	—	—	28,414	28,414

Net income (loss) attributable to shareholders of FMC-AG & Co. KGaA	$125	$220,701	$7,515	$153,832	$166,949	$(328,421)	$220,701

(1)	Selling, general and administrative is presented net of income from equity method investees.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$1,067	$370,498	$5,226	$297,279	$342,308	$(622,684)	$393,694

Gain (loss) related to cash flow hedges	—	(22,327)	(9)	11,725	6,328	—	(4,283)
Actuarial gain (loss) on defined benefit pension plans	—	8	94	4,268	3	—	4,373
Gain (loss) related to foreign currency translation	—	(3,253)	6,346	—	121,307	(3,604)	120,796
Income tax (expense) benefit related to components of other comprehensive income	—	8,141	(24)	(6,310)	(20,788)	—	(18,981)

Other comprehensive income (loss), net of tax	—	(17,431)	6,407	9,683	106,850	(3,604)	101,905

Total comprehensive income	$1,067	$353,067	$11,633	$306,962	$449,158	$(626,288)	$495,599
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	24,037	24,037

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$1,067	$353,067	$11,633	$306,962	$449,158	$(650,325)	$471,562

	For the three months ended March 31, 2011
	Issuer	Guarantors
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Net Income	$125	$220,701	$7,515	$153,832	$166,949	$(300,007)	$249,115

Gain (loss) related to cash flow hedges	—	(575)	(30)	12,620	(8,031)	—	3,984
Actuarial gain (loss) on defined benefit pension plans	—	—	—	1,783	—	—	1,783
Gain (loss) related to foreign currency translation	—	52,263	11,770	—	59,752	(4,832)	118,953
Income tax (expense) benefit related to components of other comprehensive income	—	1,385	8	(5,650)	106	—	(4,151)

Other comprehensive income (loss), net of tax	—	53,073	11,748	8,753	51,827	(4,832)	120,569

Total comprehensive income	$125	$273,774	$19,263	$162,585	$218,776	$(304,839)	$369,684
Comprehensive income attributable to noncontrolling interests	—	—	—	—	—	28,682	28,682

Comprehensive income attributable to shareholders of FMC-AG & Co. KGaA	$125	$273,774	$19,263	$162,585	$218,776	$(333,521)	$341,002

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	At March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$0	$28	$351	$—	$579,845	$—	$580,224
Trade accounts receivable, less allowance for doubtful accounts	—	—	150,135	—	2,948,946	—	3,099,081
Accounts receivable from related parties	1,252,485	3,789,324	1,189,604	2,408,915	7,558,034	(16,065,916)	132,446
Inventories	—	—	263,315	—	880,920	(120,238)	1,023,997
Prepaid expenses and other current assets	—	59,758	33,282	—	846,442	394	939,876
Deferred taxes	—	29,516	—	—	261,677	25,780	316,973

Total current assets	1,252,485	3,878,626	1,636,687	2,408,915	13,075,864	(16,159,980)	6,092,597
Property, plant and equipment, net	—	471	182,311	—	2,774,119	(112,909)	2,843,992
Intangible assets	—	240	54,520	—	686,672	—	741,432
Goodwill	—	—	55,521	—	11,237,127	—	11,292,648
Deferred taxes	—	17,009	1,378	—	108,573	(55,972)	70,988
Other assets	—	10,190,377	654,533	11,341,141	(7,029,018)	(14,210,702)	946,331

Total assets	$1,252,485	$14,086,723	$2,584,950	$13,750,056	$20,853,337	$(30,539,563)	$21,987,988

Current liabilities:
Accounts payable	$—	$1,190	$35,902	$—	$517,999	$—	$555,091
Accounts payable to related parties	—	1,487,213	1,205,327	3,245,256	10,361,652	(16,194,473)	104,975
Accrued expenses and other current liabilities	11,833	31,231	123,385	92,736	1,459,795	1,953	1,720,933
Short-term borrowings	—	156	—	—	103,507	—	103,663
Short-term borrowings from related parties	—	—	—	—	(39,135)	53,833	14,698
Current portion of long-term debt and capital lease obligations	—	305,456	—	1,587,680	1,213,832	—	3,106,968
Income tax payable	—	126,610	—	—	125,817	(3,301)	249,126
Deferred taxes	—	—	8,402	—	34,247	(12,728)	29,921

Total current liabilities	11,833	1,951,856	1,373,016	4,925,672	13,777,714	(16,154,716)	5,885,375
Long term debt and capital lease obligations, less current portion	1,176,096	519,982	—	—	7,837,473	(3,950,283)	5,583,268
Long term borrowings from related parties	—	3,250,595	205,487	408,942	(1,923,257)	(1,941,767)	—
Other liabilities	—	4,584	13,104	—	231,885	25,480	275,053
Pension liabilities	—	5,857	154,635	—	140,281	—	300,773
Income tax payable	2,655	267	—	—	56,249	117,830	177,001
Deferred taxes	—	—	—	—	649,795	(20,629)	629,166

Total liabilities	1,190,584	5,733,141	1,746,242	5,334,614	20,770,140	(21,924,085)	12,850,636
Noncontrolling interests subject to put provisions	—	—	—	—	501,968	—	501,968
Total FMC-AG & Co. KGaA shareholders’ equity	61,901	8,353,582	838,708	8,415,442	(700,572)	(8,615,479)	8,353,582
Noncontrolling interests not subject to put provisions	—	—	—	—	281,802	—	281,802

Total equity	61,901	8,353,582	838,708	8,415,442	(418,770)	(8,615,479)	8,635,384

Total liabilities and equity	$1,252,485	$14,086,723	$2,584,950	$13,750,056	$20,853,337	$(30,539,563)	$21,987,988

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	At December 31, 2011
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Current assets:
Cash and cash equivalents	$1	$2	$144	$—	$457,145	$—	$457,292
Trade accounts receivable, less allowance for doubtful accounts	—	—	143,313	—	2,655,005	—	2,798,318
Accounts receivable from related parties	1,273,649	3,507,671	1,058,327	700,929	4,214,468	(10,644,036)	111,008
Inventories	—	—	224,601	—	857,521	(114,626)	967,496
Prepaid expenses and other current assets	—	195,428	16,973	50	834,932	(12,017)	1,035,366
Deferred taxes	—	32,466	—	—	266,164	26,909	325,539

Total current assets	1,273,650	3,735,567	1,443,358	700,979	9,285,235	(10,743,770)	5,695,019
Property, plant and equipment, net	—	356	175,798	—	2,560,913	(107,366)	2,629,701
Intangible assets	—	266	54,811	—	631,575	—	686,652
Goodwill	—	—	53,788	—	9,132,862	—	9,186,650
Deferred taxes	—	15,923	2,457	—	125,462	(55,683)	88,159
Other assets	—	8,142,771	653,871	10,995,245	(6,082,225)	(12,462,993)	1,246,669

Total assets	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

Current liabilities:
Accounts payable	$—	$668	$26,463	$—	$514,292	$—	$541,423
Accounts payable to related parties	3,700	1,547,946	1,057,625	1,557,976	6,697,551	(10,753,572)	111,226
Accrued expenses and other current liabilities	29,771	156,119	102,410	2,132	1,406,886	6,955	1,704,273
Short-term borrowings	—	94	—	—	98,707	—	98,801
Short-term borrowings from related parties	—	—	—	—	(25,820)	53,833	28,013
Current portion of long-term debt and capital lease obligations	—	295,825	—	1,142,224	151,727	—	1,589,776
Income tax payable	2,016	128,218	—	—	32,120	—	162,354
Deferred taxes	—	—	7,292	—	28,799	(9,346)	26,745

Total current liabilities	35,487	2,128,870	1,193,790	2,702,332	8,904,262	(10,702,130)	4,262,611
Long term debt and capital lease obligations, less current portion	1,177,329	507,898	—	438,366	7,372,794	(4,001,577)	5,494,810
Long term borrowings from related parties	—	1,348,717	203,156	408,942	(399,065)	(1,561,750)	—
Other liabilities	—	2,424	12,977	183,839	11,553	25,835	236,628
Pension liabilities	—	5,163	146,555	—	138,775	—	290,493
Income tax payable	—	259	—	—	50,309	138,432	189,000
Deferred taxes	—	—	—	—	608,444	(20,644)	587,800

Total liabilities	1,212,816	3,993,331	1,556,478	3,733,479	16,687,072	(16,121,834)	11,061,342
Noncontrolling interests subject to put provisions	—	—	—	—	410,491	—	410,491
Total FMC-AG & Co. KGaA shareholders’ equity	60,834	7,901,552	827,605	7,962,745	(1,603,206)	(7,247,978)	7,901,552
Noncontrolling interests not subject to put provisions	—	—	—	—	159,465	—	159,465

Total equity	60,834	7,901,552	827,605	7,962,745	(1,443,741)	(7,247,978)	8,061,017

Total liabilities and equity	$1,273,650	$11,894,883	$2,384,083	$11,696,224	$15,653,822	$(23,369,812)	$19,532,850

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2012
	Issuer	Guarantors
	FMC US Finance	FMC - AG & Co. KGaA	D-GmbH	FMCH	Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
Operating Activities:
Net income (loss)	$1,067	$370,498	$5,226	$297,279	$342,308	$(622,684)	$393,694
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(313,741)	—	(292,855)	—	606,596	—
Depreciation and amortization	—	85	11,692	—	138,709	(7,112)	143,374
Change in deferred taxes, net	—	9,671	1,852	—	16,810	(495)	27,838
(Gain) loss on sale of fixed assets and investments	—	(33)	92	—	(8,808)	—	(8,749)
Investment (gain)	—	—	—	—	(126,685)	—	(126,685)
Compensation expense related to stock options	—	6,546	—	—	—	—	6,546
Cash outflow from hedging	—	—	—	—	(15,578)	—	(15,578)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(2,162)	—	(102,239)	—	(104,401)
Inventories	—	—	(30,891)	—	(871)	2,910	(28,852)
Prepaid expenses and other current and non-current assets	—	139,972	(18,058)	(35,608)	46,953	176	133,435
Accounts receivable from / payable to related parties	4,829	(244,469)	12,092	(8,660)	206,929	3,161	(26,118)
Accounts payable, accrued expenses and other current and non-current liabilities	(7,273)	3,778	31,404	658	2,327	(342)	30,552
Income tax payable	639	(5,634)	—	2,882	47,874	(27,562)	18,199
Dividend income from equity method investees	—	37,190	—	—	732	—	37,922

Net cash provided by (used in) operating activities	(738)	3,863	11,247	(36,304)	548,461	(45,352)	481,177

Investing Activities:
Purchases of property, plant and equipment	—	(153)	(10,412)	—	(122,015)	8,162	(124,418)
Proceeds from sale of property, plant and equipment	—	33	—	—	1,816	—	1,849
Disbursement of loans to related parties	—	(15,680)	46	53,715	(1,087,131)	1,049,050	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(1,637,673)	(183)	—	(1,702,618)	1,637,672	(1,702,802)
Proceeds from divestitures	—	—	—	—	176,721	—	176,721

Net cash provided by (used in) investing activities	—	(1,653,473)	(10,549)	53,715	(2,733,227)	2,694,884	(1,648,650)

Financing Activities:
Short-term borrowings, net	—	(13,837)	(498)	50,000	(58,862)	—	(23,197)
Long-term debt and capital lease obligations, net	738	1,668,422	—	(67,411)	1,110,476	(1,049,050)	1,663,175
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(333,250)	—	(333,250)
Proceeds from exercise of stock options	—	3,771	—	—	583	—	4,354
Dividends paid	—	—	—	—	—	—	—
Capital increase (decrease)	—	—	—	—	1,600,482	(1,600,482)	—
Distributions to noncontrolling interest	—	—	—	—	(32,366)	—	(32,366)
Contributions from noncontrolling interest	—	—	—	—	5,350	—	5,350

Net cash provided by (used in) financing activities	738	1,658,356	(498)	(17,411)	2,292,413	(2,649,532)	1,284,066

Effect of exchange rate changes on cash and cash equivalents	—	(8,720)	7	—	15,052	—	6,339

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	(0)	26	207	—	122,699	—	122,932
Cash and cash equivalents at beginning of period	—	2	144	—	457,146	—	457,292

Cash and cash equivalents at end of period	$(0)	$28	$351	$—	$579,845	$—	$580,224

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)

(unaudited)

(in thousands, except share and per share data)

	For the three months ended March 31, 2011
	Issuer	Guarantors			Non-Guarantor Subsidiaries	Combining Adjustment	Combined Total
	FMC Finance III	FMC - AG & Co. KGaA	D-GmbH	FMCH
Operating Activities:
Net income (loss)	$125	$220,701	$7,515	$153,832	$166,949	$(300,007)	$249,115
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	—	(197,375)	—	(140,042)	—	337,417	—
Depreciation and amortization	—	379	11,117	222	130,576	(6,310)	135,984
Change in deferred taxes, net	—	13,443	1,089	—	20,000	(2,105)	32,427
(Gain) loss on sale of fixed assets and investments	—	—	(4)	—	(603)	—	(607)
Compensation expense related to stock options	—	7,132	—	—	—	—	7,132
Cash outflow from hedging	—	—	—	—	(57,111)	—	(57,111)
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	2,269	—	(184,676)	—	(182,407)
Inventories	—	—	(16,340)	—	(64,895)	7,842	(73,393)
Prepaid expenses and other current and non-current assets	1	(25,605)	(16,365)	(36,830)	91,786	264	13,251
Accounts receivable from / payable to related parties	8,413	(18,879)	(11,783)	11,803	64,693	(58,877)	(4,630)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,606)	(32,676)	29,564	(36)	44,264	403	32,913
Income tax payable	5	20,962	—	8,984	10,901	(18,207)	22,645

Net cash provided by (used in) operating activities	(62)	(11,918)	7,062	(2,067)	221,885	(39,581)	175,319

Investing Activities:
Purchases of property, plant and equipment	—	(91)	(3,648)	—	(120,064)	6,637	(117,166)
Proceeds from sale of property, plant and equipment	—	—	22	—	3,984	—	4,006
Disbursement of loans to related parties	—	366,568	48	(778,430)	—	411,814	—
Acquisitions and investments, net of cash acquired, and net purchases of intangible assets	—	(140)	(3,065)	—	(1,002,127)	666,540	(338,792)
Proceeds from divestitures	—	—	—	—	—	—	—

Net cash provided by (used in) investing activities	—	366,337	(6,643)	(778,430)	(1,118,207)	1,084,991	(451,952)

Financing Activities:
Short-term borrowings, net	—	24,487	(523)	(299)	(14,264)	—	9,401
Long-term debt and capital lease obligations, net	—	(296,955)	—	117,406	1,467,769	(411,814)	876,406
Increase (decrease) of accounts receivable securitization program	—	—	—	—	(510,000)	—	(510,000)
Proceeds from exercise of stock options	—	1,665	—	—	156	—	1,821
Dividends paid	—	—	—	—	12	(12)	—
Capital increase (decrease)	—	—	—	663,390	3,150	(666,540)	—
Distributions to noncontrolling interest	—	—	—	—	(25,052)	—	(25,052)
Contributions from noncontrolling interest	—	—	—	—	3,939	—	3,939

Net cash provided by (used in) financing activities	—	(270,803)	(523)	780,497	925,710	(1,078,366)	356,515

Effect of exchange rate changes on cash and cash equivalents	—	(3,479)	10	—	20,360	12	16,903

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(62)	80,137	(94)	—	49,748	(32,944)	96,785
Cash and cash equivalents at beginning of period	123	147,177	225	—	342,401	32,944	522,870

Cash and cash equivalents at end of period	$61	$227,314	$131	$—	$392,149	$—	$619,655

Quantitative and Qualitative Disclosures About Market Risk

During the period ended March 31, 2012, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2011. For additional information, see Item 11 on Form 20-F “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Annual Report for the year ended December 31, 2011.

Controls and Procedures

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and is required to provide an evaluation of the effectiveness of its disclosure controls and procedures, to disclose significant changes in its internal control over financial reporting, and to provide certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission (the “Commission”) and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer of the Company’s general partner, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the Company’s disclosure controls and procedures are designed to ensure that the information the Company is required to disclose in the reports filed or furnished under the Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms and are effective to ensure that the information the Company is required to disclose in its reports is accumulated and communicated to the General Partner’s Management Board, including the General Partner’s Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls. In reliance on guidance set forth in Question 3 of a “Frequently Asked Questions” interpretative release issued by the Staff of the SEC’s Office of the Chief Accountant and the Division of Corporation Finance in September 2004, as revised on September 24, 2007, regarding Securities Exchange Act Release No. 34-47986, Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, our management determined that it would exclude the business of Liberty from the scope of its evaluation of changes in internal control over financial reporting for the three months ended March 31, 2012. The reason for this exclusion is that we acquired Liberty on February 28, 2012 and it was not possible for management to conduct an evaluation of internal control over financial reporting in the period between the date the acquisition was completed and the date of management’s evaluation. Measured against the Company’s financial condition and results of operations for the year ended December 31, 2011, Liberty is not a “significant subsidiary” of the Company under any of the criteria of Rule 1-02(w) of Regulation S-X. Accordingly, management excluded Liberty from its evaluation of changes to internal control over financial reporting during the quarter ended March 31, 2012. Liberty will be included in management’s evaluation of internal control over financial reporting starting no later than our annual assessment for the fiscal year beginning January 1, 2013.

Other Information

Legal Proceedings

The information in Note 11 of the Notes to Consolidated Financial Statements presented elsewhere in this report is incorporated by this reference.

Exhibits

Exhibit No.

31.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chairman of the Management Board of the Company’s General Partner and Chief Financial Officer and member of the Management Board of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (this exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended).

101	The following financial statements as of and for the three-month period ended March 31, 2012 from FMC-AG & Co. KGaA’s Report on Form 6-K for the month of May 2012, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Statements of Income, (ii) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, (v) Consolidated Statements of Shareholders’ Equity and (vi) Notes to Consolidated Financial Statements.

(1)	Portions of this exhibit have been omitted pursuant to a request for confidential treatment and filed separately with the Securities and Exchange Commission.

(*)

Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant hereby undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: May 3, 2012

FRESENIUS MEDICAL CARE AG & Co. KGaA a partnership limited by shares, represented by: FRESENIUS MEDICAL CARE MANAGEMENT AG, its general partner

By:	/S/ DR. BEN J. LIPPS
Name:	Dr. Ben J. Lipps
Title:	Chief Executive Officer and
Chairman of the Management Board of the General Partner

By:	/S/ MICHAEL BROSNAN
Name:	Michael Brosnan
Title:	Chief Financial Officer and
member of the Management Board of the General Partner